





# Enduring Values. Sustained Vision.

Graybar Electric Company, Inc. 2009 Annual Report

## CAPITAL STOCK DATA

Common Stock, par value $1.00 per share; stated value $20.00 per share as of December 31, 2009:

| Title of Class | Number of Security Holders | Number of Shares |
|---|---|---|
| Common Stock | 1,118 | 1,979,900 |
| Voting Trust Interests in Common Stock | 4,837 | 8,618,582 |
| Total | 5,955 | 10,598,482 |

## DIVIDEND DATA

| Dividends per share declared for year: | 2009 | 2008 | 2007 |
|---|---|---|---|
| First Quarter | $0.30 | $0.30 | $0.30 |
| Second Quarter | 0.30 | 0.30 | 0.30 |
| Third Quarter | 0.30 | 0.30 | 0.30 |
| Fourth Quarter | 1.10 | 1.10 | 1.10 |
| Total | $2.00 | $2.00 | $2.00 |

On December 10, 2009, a ten percent (10%) stock dividend was declared to shareholders of record on January 4, 2010. Shares representing this dividend were issued on February 1, 2010.

On December 11, 2008, a twenty percent (20%) stock dividend was declared to shareholders of record on January 5, 2009. Shares representing this dividend were issued on February 2, 2009.

On December 13, 2007, a twenty percent (20%) stock dividend was declared to shareholders of record on January 3, 2008. Shares representing this dividend were issued on February 1, 2008.



## CONTENTS


Enduring Values
Celebrating Our Past 2

Working Responsibly
Making a Difference 8

Business Overview 12

Sustained Vision
Looking to the Future 14

Board of Directors
Implementing Our Strategy 20

**10-K, Managers and Locations Listing**

"Everything Graybar stands for as a company – our integrity, customer focus, employee ownership and long-term view – is rooted in our company's history and serves as the foundation of our business today."

**Robert A. Reynolds, Jr.**
Chairman, President and CEO



# Enduring Values

## Celebrating Our Past



Graybar celebrated two major milestones in 2009: the 140th anniversary of the Company's founding in 1869 and 80 years of employee ownership. To mark this special occasion, Graybar published a history book, which was distributed to all employees and retirees on Employee Ownership Day in November.

This book, titled *Timeless Values, Enduring Innovation*, uses images and stories to carefully document Graybar's unique history from its earliest days. It also provides insight on key events in U.S. history and explains how these events impacted Graybar's business over the years. By publishing the book at this point in time, we were able to capture stories from retirees who had firsthand knowledge of our early years as an independent company. The book preserves these stories and brings the Company's history to life for future generations of Graybar employees.

In addition to documenting our history, the process of publishing the book gave us the opportunity to study our past and learn valuable lessons that can impact us today. These lessons give us a fresh perspective on the challenges we face, particularly after a difficult year such as 2009. When we read our history, we are reminded that Graybar has persevered through many economic cycles, achieving success through times of prosperity and hardship. From our earliest days, we see how a spirit of innovation has inspired us to embrace new technology and bring new inventions to the marketplace. We appreciate how growth and changes in customer needs continually require us to adapt our organization, refine our product offering and expand our service capabilities. And ultimately, we learn that our strength comes from our people as they demonstrate our core values, day after day and year after year.

The first of our core values is Integrity. Over the course of Graybar's history, we have established a reputation as a company that is ethical, honest and fair. We accept only the highest standards of business conduct, and we expect our employees to treat others with respect and to take responsibility for their actions.

Some of the most vivid examples of this appear in the stories of Graybar's early leaders. The 1999

Phone companies used glass insulators like this Western Electric  model, circa 1900, to fasten wire to telephone poles.



Graybar will "come through these trying times with added strength." *(January 1933 letter)*

**Frank Ketcham** – Former Graybar President

book, *Manufacturing the Future: A History of Western Electric*, describes one of our original founders, Enos Barton, as "straitlaced, honest and paternalistic," characteristics that shaped the culture of the business from its earliest days. Likewise, Graybar's second president, Frank Ketcham, was known for his toughness, optimism and integrity. These characteristics served him well as he led the company through the difficult years of the Great Depression. In today's business environment, companies with integrity stand out from the rest. Graybar was once again recognized as one of *FORTUNE* magazine's World's Most Admired Companies in 2009, and we are proud that our reputation as a company with integrity is stronger than ever.

Employee Ownership is the second core value. Graybar's employee ownership inspires a sense of pride and loyalty among our employees and retirees. It brings us together and drives us to work together toward common goals. And because our employees have a stake in the success of our business, we strive to be the best in all we do.

**TOTAL DEBT**
(in millions)




| | |
|---|---|
| 05 | $322 |
| 06 | $250 |
| 07 | $195 |
| 08 | $167 |
| **09** | **$132** |

When Graybar became employee owned in 1929, nearly all of the eligible employees voluntarily purchased stock in the Company. This noteworthy event established a company that was – and continues to be – in business for the well being of its employees and retirees. Today's employees continue to value this unique characteristic of Graybar. Through ongoing communication and annual stock offerings, employees have the opportunity to understand the difference employee ownership makes. Not only has our stock delivered a consistent return on investment to our shareholders, our employee ownership model enables us to offer benefits that reward long service and deliver a high quality of life for our employees and retirees.

Third, Graybar has a Long-Term View. We believe that long-term success is more important than short-term gains, and



"When I told my family in 1985 that I got a job at Graybar, they told me, 'You just hired on with some of the best people we have known in our careers and a great company. Don't ever take it for granted.'"

**Chip Pasley** – Manager of Customer Service, Denver

we cultivate loyal relationships that withstand the test of time. For example, we have relationships with several suppliers and customers that have lasted for decades. These relationships continue to thrive, as we work together with integrity and strive to capture mutually beneficial opportunities. In addition to building lasting relationships with customers and suppliers, we want our employees to achieve long-term success. For that reason, we invest in our employees, recognize their achievements and give them opportunities to build successful careers.

Employee development is an important factor in Graybar's long-term success. We have been widely recognized for our training programs over the years. For example, we initiated the Sales Application Manual product training in the 1960s. In the 1990s, we introduced online training and conducted our first National Electrical and Comm/Data Training Conferences. The innovative Rutgers-Graybar Supply Chain Management Program was launched in 2005. All of these examples demonstrate Graybar's ongoing commitment to helping our employees learn and grow.




Our long-term view is also evident in the responsible way in which we manage our business. As we strive to keep Graybar strong and healthy for future generations, we use Graybar's resources in a way that helps us achieve our strategy and will positively impact the Company for years to come.

The fourth of our core values is Customer Focus, which means that we are committed to satisfying our customers by delivering consistent, reliable and quality service. Throughout the Company's history, Graybar has listened to the needs of customers and responded with solutions that provide real value. From the very beginning, our employees' dedication, knowledge and service have always been at the core of Graybar's competitive advantage. Countless stories have been published over the years that demonstrate how our


100
GraybaR
100
1869
1969


GraybaR
EMPLOYEE OWNED
WHOLESALE ONLY
Sunbeam
for every


GraybaR






GraybaR
QUALITY


GRAY & BARTON


QUALITY

The Graybar Building in New York had more square feet of office space than any other structure in the world when it opened in 1927.




Photo Courtesy of John Rodriguez



> Technology "puts information at our fingertips that we never had before and allows us to serve our customers faster and better."
>
> **Bob Nowak** – Retired Board Member

employees consistently go above and beyond to anticipate customer needs and deliver excellent service.

In our more recent history, technology has played an increasingly important role in creating solutions to satisfy our customers' needs. Beginning in the 1980s, Graybar was among the pioneers in developing Electronic Data Interchange (EDI) protocols, which enabled electronic processing of transaction documents with both customers and suppliers. Graybar also led the industry in its adoption of a mainframe information technology system in the late 1980s, giving front-line employees access to accurate and reliable information for their customers. With the significant investment Graybar made in technology over the last several years, we have the tools and capabilities to help our customers work more efficiently, while providing personalized local service and technical knowledge through our talented employees. As we expand the use of technology to better serve our customers, we will engage our employees in development opportunities that expand their knowledge and provide them with the tools they need to take customer service to a new level.




Our commitment to innovation and continuous improvement also strengthens the supply chain and contributes to the long-term health of our entire industry.

As we celebrated our long and successful history, we gained a new perspective on the challenges we faced in 2009 and a new appreciation for the generations of Graybar employees whose hard work and dedication make Graybar such a special company. Graybar has weathered many difficult business cycles and enjoyed times of economic prosperity. We have a solid foundation of core values that has guided us in the past and will serve us well for a bright future.

# Working Responsibly

## Executing Our Strategy



Graybar faced an incredibly challenging year in 2009. The recession that took hold in 2008 lingered throughout the year, shaking consumer confidence and hampering business growth. Tight credit markets and instability in the financial system limited the availability of funding, leading to a drop in commercial and residential construction. As companies delayed construction projects and postponed capital expenditures, the demand for Graybar's products and services declined.

While business conditions were the most difficult in recent history, we anticipated a tough year. We took preemptive action to prepare the Company, and we managed our business responsibly through the downturn. As a result, our sales were substantially lower than in 2008, but we remained profitable. In addition, our financial condition remained strong, with low debt levels and a solid cash position.

Our strength in 2009 resulted from hard work, a disciplined approach to managing our business and a consistent focus on our long-term strategy. Our strategy is comprised of four pillars: growing profitably, improving performance, innovating through technology and winning with people.

### Growing Profitably

The first pillar of Graybar's strategy is to achieve market leadership through profitable organic growth that can be sustained for the long-term health of the business. This was no small task in 2009. In a business cycle of declining demand, we focused our sales and marketing efforts on growing market share and strengthening our position with customers and suppliers.

Graybar's overall contractor business declined in 2009; however, we continued to enhance our value to this very important group of customers. We expanded Graybar ESP, a set of products and solutions that drive contractors' Efficiency, Safety and Productivity.

We also reinforced our strong relationships with contractors' industry associations in 2009. As a National Electrical Contractors Association (NECA) Premiere Partner, Graybar gained

Graybar produced this brochure to help current employees better  understand new updates to our defined benefit pension plan.



"I am proud of our many achievements in 2009 and grateful for the contributions of each and every employee."

**Bob Reynolds** – Chairman, President and CEO

significant visibility among NECA members. Similarly, our status as the Independent Electrical Contractors (IEC) Original Platinum Partner gave us unique opportunities to demonstrate how Graybar works to their advantage.

Throughout the year, the industrial business showed steady signs of improvement. We have been building a foundation in this market for several years and are well positioned to capture emerging opportunities. This includes industrial automation, Original Equipment Manufacturing (OEM) business and Maintenance, Repair and Operations (MRO) opportunities.

One of our priorities in 2009 was developing our business with commercial customers, initially targeting opportunities in health care facilities. We see significant growth potential in this area and focused our efforts on equipping our sales force to align Graybar's solutions with the needs of health care facility managers.

We are particularly pleased with our performance in both the communications service provider and government businesses. Our knowledge of these customers, combined with a consistent, customer-focused strategy enabled us to deliver valuable solutions and exceed our growth expectations in 2009.

With our comprehensive product offering, technical capabilities and services, Graybar can provide complete solutions for data centers, energy management, security, lighting and more. In 2009, we raised Graybar's visibility in all of these areas and strengthened our competitive position as a unified company with unmatched capabilities.

## Improving Performance

The second pillar of Graybar's strategy is to continually improve all aspects of our Company, including our processes, our organization and our performance.

While business was difficult in 2009, both our financial and operational performance was strong. In spite of declining revenue and profit, our responsible management of the Company's assets helped us emerge from a difficult year in a stable and secure financial condition. We monitored business conditions closely, anticipated future developments and

"There aren't many companies with a culture like ours. Because we are independent and employee-owned, we can think and invest long term."

**Robert A. Reynolds, Jr.**
Chairman, President and CEO

used our resources wisely. As a result, we lowered our receivables and managed our payables and inventory investment with precision. In addition, we achieved positive cash flow and substantially reduced our debt levels, net of cash held by the Company.

Because of our excellent financial condition, Graybar's access to the credit markets was unaffected by the recession. The Company renewed its accounts receivable-backed commercial paper credit program with J.P. Morgan Chase Bank in October, which will help us facilitate growth and capture opportunities when economic conditions improve.

To prepare our national distribution network for future growth and improve customer service, we made a number of strategic updates to our locations in 2009. Several location changes took place in California, New York and New Jersey. In addition, we relocated branches in Cleveland, Ohio, Indianapolis, Indiana, Fayetteville, Georgia and Jackson, Mississippi. All of these updates are designed to enhance our presence in the markets we serve.

Our sustained focus on Continuous Improvement (CI) resulted in completion of 98 CI projects in 2009 that produced millions of dollars in cost savings to the company. From small-scale local efforts to companywide initiatives, the active involvement of employees in CI projects led to reduced waste and the improved use of resources.

With a consistent emphasis on safety, Graybar also kept injury and vehicle accident rates below industry benchmarks. This promotes the well being of our employees, controls costs and increases our productivity and service levels.

As we worked to deliver the best customer experience in the industry, we raised the bar on our performance in several core areas, including error rates and on-time delivery. Enabled by technology, we continue to successfully meet customer needs and enhance customer satisfaction.

## Innovating Through Technology

The third pillar of Graybar's strategy is to use technology in innovative ways to drive cost out of our business and improve efficiency. Technology also helps us grow our sales by providing tools that make it easy for customers and suppliers to do business with us.

For several years, Graybar has been recognized as a leader in the use of technology to support our business. This strong track record continued in 2009, with the completion of a number of significant projects that impacted the entire Company. We transitioned our wide area network to a new network provider, which increased bandwidth and reliability, while reducing costs and complexity. In addition, we successfully upgraded our SAP system in early 2009. We also enabled new reporting capabilities, including an updated business dashboard that provides managers with key information and expanded options for deeper analysis of data.

Technology directly supports our goal to be the distributor of choice for both our customers and suppliers. In 2009, we enhanced the capabilities of our systems to add value and streamline processes. One example is the update of our supplier portal, which gives suppliers instant access to information on invoices, statements and Graybar inventory. For our customers, we introduced Graybar SmartStock,SM a portfolio of inventory management solutions that can be customized to meet a wide variety of customer needs. These are just two of the many technology-enabled solutions that work to our customers' and suppliers' advantage.

## Winning with People

The fourth pillar of Graybar's strategy is winning with people. As an employee-owned Company, we strive to create an environment where employees can grow and prosper, while using their knowledge and skills to contribute to Graybar's success.

Continuing our long tradition of promotion from within, Graybar announced several key personnel changes in 2009. Two of our District Vice Presidents, Bob Nowak and Mike Fowler, retired after long and successful careers with the Company. Bob Nowak also served on the Board of Directors, and we thank him for his leadership in that role. We welcomed Senior Vice President-Human Resources, Beverly Propst and Dallas District Vice President, Randy Harwood to the Board of Directors in 2009. In addition, Craig Mead was named Phoenix District Vice President, and Mike Dumas was named St. Louis District Vice President.

Graybar announced updates to our defined benefit pension plan in 2009, which took effect in 2010. These updates were made to help current employees better understand their pension, appeal to the changing needs of today's workforce and maintain a valuable retirement program for our employees.

In 2009, we re-introduced Graybar's strategy through a series of branch workshops called "Making the Strategy Connection." This effort was designed to increase awareness of the strategy and help employees see how their actions make a difference. We also held a Presidential Advisory Team, in which a cross-section of employees from the entire company discussed their ideas for making Graybar more successful. Finally, we continued our communication in formats such as company-wide web conferences and publications such as the *Outlook*. These tools keep employees informed on Company news and provide valuable information they can use to drive Graybar's success.

I am proud of our many achievements in 2009 and grateful for the contributions of each and every employee. We persevered through a difficult year and are positioned well for a successful future.



**Robert A. Reynolds, Jr.**
Chairman, President and CEO



140

YEARS IN BUSINESS



# Our Business

Graybar Electric Company, Inc. is engaged in the distribution of electrical, communications and data networking (comm/data) products and the provision of related supply chain management and logistics services, primarily to electrical and comm/data contractors, industrial plants, telephone companies, federal, state and local governments, commercial users and power utilities in North America. All products sold by the Company are purchased by the Company from others. The Company's business activity is primarily with customers in the United States. Graybar also has subsidiary operations with distribution facilities in Canada and Puerto Rico.

# Our Vision

**FOR OUR CUSTOMERS' ADVANTAGE**

We will add value for our customers by anticipating and identifying their needs and providing cost-effective solutions. Through excellent and efficient service, we will meet our customers' expectations. They will see us as the leader in the industry.

**FOR OUR SUPPLIERS' ADVANTAGE**

We will be the channel of choice for our suppliers by providing cost-effective and efficient ways to bring their products, services and solutions to our mutual customers. They will see us as the leader in the industry.

**FOR OUR EMPLOYEES' ADVANTAGE**

We will provide an environment for our employees that challenges them to learn, grow and prosper in an atmosphere of respect and recognition. Our employees will be proud to work for a profitable and thriving employee-owned company.

**FOR OUR SHAREHOLDERS' ADVANTAGE**

We will be the industry leader in the products and services we offer, while providing increased shareholder value at optimal risk.

**FOR OUR COMMUNITY'S ADVANTAGE**

Graybar will be a solid corporate citizen and will encourage community involvement among its employees and retirees.



ENDURING

VALUES





80

YEARS OF EMPLOYEE OWNERSHIP



# Our Mission

Graybar is the vital link in the supply chain, adding value with efficient and cost-effective service and solutions for our customers and our suppliers.

# Our Strategic Purpose

To be a highly recognized, progressive company providing gainful employment and quality of life (both while working and into retirement years) with employee ownership as a sense of pride and a way of building personal wealth for the future.

# Our Values

### INTEGRITY

- We tell the truth, do what's right and treat others with fairness and respect.
- We adhere to high standards of ethics and business conduct.
- We take responsibility for our actions.
- We behave in a way that protects and enhances Graybar's reputation in the communities we serve.

### EMPLOYEE OWNERSHIP

- We take pride in our Company and demonstrate loyalty to the Company and to one another.
- We strive to be the best in all we do.
- We win by working together toward common goals.
- We tie our personal success to Graybar's success.

### LONG-TERM VIEW

- We believe that long-term success is more important than short-term gains.
- We cultivate loyal relationships that withstand the test of time.
- We invest in our employees, recognize their achievements and give them opportunities to build successful careers.
- We work to keep Graybar strong and healthy for future generations.

### CUSTOMER FOCUS

- We are committed to satisfying our customers.
- We deliver consistent, reliable and quality service.
- We anticipate our customers' needs and provide solutions that work.
- We add value in the supply chain through innovation and continuous improvement.



# Sustained Vision

## Looking to the Future




Graybar weathered a difficult storm in 2009, and the short-term business outlook remains uncertain. Still, we look to the future with optimism and a vision for the possible. Graybar is already a recognized leader in the industry. By strengthening our position with all of our key stakeholders, including customers, suppliers, employees, shareholders and our communities, we can achieve even greater long-term success.

### Customers

Our vision for customers is to be the best at anticipating and identifying their needs and delivering cost-effective solutions. We strive to consistently execute the basics to meet customer expectations, while preparing to deliver the products and services they will need tomorrow.

As building systems become more intelligent, integrated and automated, Graybar is committed to supporting our customers' facility needs – including power, lighting, networking, energy management, security and more. Our technical specialists help customers in all of these areas today and continually expand their knowledge and skills to master new technologies. Combined with our ever-expanding service capabilities, this can create a competitive advantage for Graybar's future growth.

Building strategic relationships with customers allows us to better understand their challenges and deliver the right solution at the right time. To realize our vision for our customers, we are focused on strengthening our connections with current customers, while we broaden our horizons and seek out new customers with whom we can achieve mutual long-term success.

### Suppliers

Graybar places a high priority on serving as the channel of choice for our suppliers. We bring their products, services and solutions to our mutual customers – efficiently and cost-effectively.

As customers' needs change, suppliers are looking for ways to bring new products to the marketplace, grow their market share and improve their performance. Graybar plays a critical role in

Women Influencing Graybar's Success (WINGS) is creating 

networking opportunities for women across the company.



"We seek to hire people who are looking for a career, not just the next job. Our benefits are structured that way. Our compensation is structured that way. Everything is structured for the long-term."

**Beverly Propst** – Senior Vice President-Human Resources

helping suppliers achieve these goals.

Graybar's sales force serves as an extension of the suppliers' sales force, cultivating relationships with customers and recommending solutions. In 2009, we invested in sales management training, which will continue into 2010. This program helps managers guide and coach sales representatives to achieve improved individual and business performance.

Through technology-enabled tools, we streamline processes with our suppliers and provide accurate, up-to-date information about transactions, payments and inventory. In addition, we consistently work to improve our communication with suppliers and with our employees about new products and capabilities. With our annual national training conferences, we provide an ideal opportunity for suppliers to interact with Graybar employees and management, while updating them on the latest products and solutions.

**CASH FLOWS FROM OPERATIONS**
(in millions)




| | |
|---|---|
| 05 | $ 77 |
| 06 | $160 |
| 07 | $ 95 |
| 08 | $149 |
| **09** | **$114** |

## Employees

Our vision for employees is to provide an environment that challenges them to learn, grow and prosper in an atmosphere of respect and recognition. We want them to be proud of their company and engaged in making it successful.

One of our goals for the future is to be recognized as an employer of choice for potential job candidates. To attract new employees to Graybar and to the industry at large, we will continue to raise our visibility and find new opportunities to share the Graybar employee value proposition. In 2009, we updated our recruiting website to better communicate who Graybar is and the advantages we offer to our employees. Continued refinement of our online recruiting tools will proceed in 2010 and beyond.

A significant factor in Graybar's ability to attract and retain employees is our industry-leading benefits package. These benefits help employees plan well,



> "The best way to keep customers coming back is to make each one feel as if they are your most important."
>
> **Vickie Wright** – Inside Sales Representative, Charlotte

invest well and live well. We continue to adapt our benefits to meet the ever-changing needs of our employees.

A strategic approach to workforce planning will be critical in the years to come. We must anticipate the changes that lie ahead and prepare the Company for them. To sustain strong leadership for the future, extensive work was done with Graybar's succession plan in 2009. This plan is an important foundation for our long-term success and will prepare us for management transitions at the corporate, district and branch levels.

In addition, we strive to create opportunities for employees to learn and grow. We continually refine our approach to performance management, training and employee development. We also work to create connections among employees that broaden their perspectives and support personal growth. One example is the Women Influencing Graybar's Success (WINGS) group. Initially launched through our national training conferences, this group is expanding to include suppliers. In addition, some districts are starting local chapters that create networking opportunities for women across the Company. All of these activities are designed to nurture a culture of excellence that brings out the best in our employees.




## Shareholders

Graybar's employee ownership model has served the Company and its shareholders well for more than 80 years. By encouraging employees to invest in the business, we create an environment that rewards achievement of common goals. We also provide a unique opportunity for employees to share in the success of the Company.

In 2009, Graybar produced a 20 percent return on investment for its shareholders, comprised of a 10 percent cash dividend and a 10 percent stock dividend. In addition, participation in the Company's annual stock offering was high,



GraybaR

"Employee ownership has gotten us to where we are today and will help get us where we want to be in the future."

**Robert A. Reynolds, Jr.**
Chairman, President and CEO



**TOTAL SHAREHOLDERS' RETURNS**

The following graph shows a five-year comparison of cumulative total shareholders' returns for the Company's common stock, the Standard & Poor's 500 Composite Stock Index, and a Comparable Company Index of companies selected by the Company as being representative of the Company's line of business and is used for comparison purposes in prior years.

The comparison to the right assumes $100.00 invested on December 31, 2004 and reinvestment of dividends (including the $1.10 cash dividend paid by the Company on January 2, 2005).

The companies included in the Comparable Company Index are Anixter International Inc., Applied Industrial Technologies, Inc., W. W. Grainger, Inc., Interline Brands, Inc., Owens & Minor, Inc., Park-Ohio Holdings Corp., Watsco, Inc., and WESCO International, Inc. Building Materials Holding Corporation had previously been included in the Comparable Company Index, but has been removed because its equity is no longer publicly-traded.

The market value of the Company's stock, in the absence of a public trading market, assumes continuation of the Company's practice of issuing and purchasing offered securities at $20.00 per share.




| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|---|
| Comparable Company Index | $100.00 | $117.56 | $128.51 | $142.38 | $110.72 | $143.32 |
| S&P 500 | $100.00 | $103.00 | $117.03 | $121.16 | $ 74.53 | $ 92.01 |
| Graybar | $100.00 | $110.32 | $127.79 | $155.07 | $205.29 | $271.77 |

with subscription rates exceeding those of the previous two years.

We celebrated our employee ownership in a special way in 2009, as we marked the 80th anniversary of becoming an employee-owned company. We will continually reinforce the advantages of our employee ownership structure by consistently communicating on company performance and the value of employee ownership.

## Communities

Graybar is a responsible corporate citizen in local communities across North America. We encourage employees to get involved and make a positive difference in their communities. In 2009, the Company supported a number of community organizations, and our employees worked together to serve in a variety of ways. During our annual Employee Ownership Day celebration, many locations coordinated efforts to support local charities through fundraising activities and collections of toys, food and other items to help those in need. Improving our communities is important, and we will continue to reach out individually and as a corporation to serve those around us.

Our consistent focus on a long-term strategy and the resulting strength of our Company has not gone unnoticed. Graybar achieved several notable recognitions in 2009, including the top industry ranking on *FORTUNE* magazine's list of "World's Most Admired Companies." This was the eighth consecutive year Graybar earned a place on the list and the third consecutive year we ranked at the top of our industry. In addition, Graybar was named to *Selling Power* magazine's "Top 50 Companies to Sell For" and was listed for the seventh consecutive year in the *InformationWeek* 500. Graybar also ranked second on *Human Resource Executive* magazine's "Most Admired for HR" list. We should be proud of these achievements and the excellence they represent.

In 2009, we celebrated our history and the values that make Graybar unique. We also focused on our strategy and achieved remarkable things in the midst of a challenging business environment. As we look to the future, we aspire to a bold vision that works to the advantage of all of our stakeholders.

# Board of Directors

## Implementing Our Strategy





1 Clockwise from front: Robert A. Reynolds, Jr., Richard A. Cole, Robert C. Lyons and Matthew W. Geekie.

2 Clockwise from front left, seated: Frank H. Hughes, Richard D. Offenbacher, Kathleen M. Mazzarella, D. Beatty D'Alessandro and Thomas S. Gurganous.

3 Clockwise from front left, seated: Dennis E. DeSousa, Robert L. Nowak, Beverly L. Propst, Kenneth B. Sparks, Randall R. Harwood and Lawrence R. Giglio.

Robert A. Reynolds, Jr.
Chairman, President and Chief Executive Officer

Richard A. Cole
District Vice President
Chicago District

D. Beatty D'Alessandro
Senior Vice President and Chief Financial Officer

Dennis E. DeSousa
Senior Vice President – U.S. Business (retired)

Matthew W. Geekie
Senior Vice President, Secretary and General Counsel

Lawrence R. Giglio
Senior Vice President, Operations

Thomas S. Gurganous
District Vice President
Richmond District

Randall R. Harwood
District Vice President
Dallas District

Frank H. Hughes
President and Chief Executive Officer, Graybar Canada

Robert C. Lyons
District Vice President
Tampa District

Kathleen M. Mazzarella
Senior Vice President – Sales & Marketing

Robert L. Nowak
District Vice President
Phoenix District (retired)

Richard D. Offenbacher
Senior Vice President – U.S. Business

Beverly L. Propst
Senior Vice President – Human Resources

Kenneth B. Sparks
District Vice President
Seattle District





# Annual Report on Form 10-K

for the fiscal year ended December 31, 2009

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**

Washington, D.C. 20549







**FORM 10-K**

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

**OR**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to ________

**COMMISSION FILE NUMBER 000-00255**

**GRAYBAR ELECTRIC COMPANY, INC.**

(Exact name of registrant as specified in its charter)

| **New York** | **13-0794380** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |
| **34 North Meramec Avenue, St. Louis, Missouri** | **63105** |
| (Address of principal executive offices) | (Zip Code) |

**(314) 573 – 9200**

(Registrant's telephone number, including area code)

**Securities registered pursuant to Section 12(b) of the Act:**

None

**Securities registered pursuant to Section 12(g) of the Act:**

Common Stock – Par Value $1.00 Per Share with a Stated Value of $20.00

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☐ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate stated value of the Common Stock beneficially owned with respect to rights of disposition by persons who are not affiliates (as defined in Rule 405 under the Securities Act of 1933) of the registrant on June 30, 2009, was approximately $190,376,640. Pursuant to a Voting Trust Agreement, dated as of March 16, 2007, approximately 81% of the outstanding shares of Common Stock are held of record by five Voting Trustees who are each directors or officers of the registrant and who collectively exercise the voting rights with respect to such shares. The registrant is 100% owned by its active and retired employees, and there is no public trading market for the registrant's Common Stock. See Item 5 of this Annual Report on Form 10-K.

The number of shares of Common Stock outstanding at March 8, 2010 was 10,594,161.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the documents listed below have been incorporated by reference into the indicated Part of this Annual Report on Form 10-K: Information Statement relating to the 2010 Annual Meeting of Shareholders – Part III, Items 10-14

## Graybar Electric Company, Inc. and Subsidiaries
## Annual Report on Form 10-K
### For the Fiscal Year Ended December 31, 2009

**TABLE OF CONTENTS**


| | | | Page |
|---|---|---|---|
| **Part I** | Item 1. | Business | 3 |
| | Item 1A. | Risk Factors | 6 |
| | Item 1B. | Unresolved Staff Comments | 8 |
| | Item 2. | Properties | 8 |
| | Item 3. | Legal Proceedings | 9 |
| | Item 4. | Reserved | 9 |
| | Supplemental Item | Executive Officers of the Registrant | 9 |
| **Part II** | Item 5. | Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities | 10 |
| | Item 6. | Selected Financial Data | 12 |
| | Item 7. | Management's Discussion and Analysis of Financial Condition And Results of Operations | 12 |
| | Item 7A. | Quantitative and Qualitative Disclosures About Market Risk | 21 |
| | Item 8. | Financial Statements and Supplementary Data | 22 |
| | Item 9. | Changes in and Disagreements With Accountants on Accounting and Financial Disclosure | 44 |
| | Item 9A(T). | Controls and Procedures | 45 |
| | Item 9B. | Other Information | 45 |
| **Part III** | Item 10. | Directors, Executive Officers and Corporate Governance | 46 |
| | Item 11. | Executive Compensation | 46 |
| | Item 12. | Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters | 46 |
| | Item 13. | Certain Relationships and Related Transactions, and Director Independence | 46 |
| | Item 14. | Principal Accounting Fees and Services | 47 |
| **Part IV** | Item 15. | Exhibits, Financial Statement Schedules | 47 |
| Signatures | | | 50 |
| Exhibit Index | | | E-1 |
| Certifications | | | |

# PART I

The following discussion should be read in conjunction with the accompanying audited consolidated financial statements of Graybar Electric Company, Inc. ("Graybar" or the "Company"), the notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations as of and for the year ended December 31, 2009, included in this Annual Report on Form 10-K. The results shown herein are not necessarily indicative of the results to be expected in any future periods.

Certain statements, other than purely historical information, including estimates, projections, statements relating to the Company's business plans, objectives, and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally are identified by the words "believes", "projects", "expects", "anticipates", "estimates", "intends", "strategy", "plan", "may", "will", "would", "will be", "will continue", "will likely result", and other similar expressions. The Company intends such forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse impact on the Company's operations and future prospects on a consolidated basis include, but are not limited to: general economic conditions, particularly in the residential, commercial, and industrial building construction industries, volatility in the prices of industrial metal commodities, disruptions in the Company's sources of supply, a sustained interruption in the operation of the Company's information systems, adverse legal proceedings or other claims, and the inability to raise debt or equity capital. These risks and uncertainties should also be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Further information concerning the Company, including additional factors that could materially impact our financial results, is included herein and in our other filings with the United States Securities and Exchange Commission (the "SEC" or "Commission"). Actual results and the timing of events could differ materially from the forward-looking statements as a result of certain factors, a number of which are outlined in Item 1A., "Risk Factors", of this Annual Report on Form 10-K for the year ended December 31, 2009.

All dollar amounts are stated in thousands ($000s) in the following discussion except for per share data.

## Item 1. Business

### The Company

Graybar Electric Company, Inc. is engaged in the distribution of electrical, communications and data networking ("comm/data") products, and the provision of related supply chain management and logistics services, primarily to electrical and comm/data contractors, industrial plants, telephone companies, federal, state and local governments, commercial users, and power utilities in North America. All products sold by the Company are purchased by the Company from others. The Company's business activity is primarily with customers in the United States of America ("US"). Graybar also has subsidiary operations with distribution facilities in Canada and Puerto Rico.

The Company was incorporated under the laws of the State of New York on December 11, 1925 to purchase the wholesale distribution business of Western Electric Company, Incorporated. Graybar is one hundred percent (100%) owned by its active and retired employees and there is no public trading market for its common stock. The location of the principal executive offices of the Company is 34 North Meramec Avenue, St. Louis, Missouri 63105 and its telephone number is (314) 573-9200.

The Company maintains an internet website at http://www.graybar.com. Graybar's filings with the SEC, including its Annual Report on this Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports, are accessible free of charge on our website within the "About Us"

page under "SEC Filings" as soon as reasonably practicable after we file the reports with the SEC. Additionally, a copy of the Company's SEC filings can be obtained at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 on official business days during the hours of 10 a.m. to 3 p.m. or by calling the SEC at 1-800-SEC-0330. A copy of our electronically filed materials can also be obtained at http://www.sec.gov.

**Suppliers**

Graybar distributes approximately one million products ("stockkeeping units" or "SKUs") purchased primarily from nearly 4,300 manufacturers and suppliers through the Company's network of distribution facilities. The relationship between the Company and its suppliers is customarily a nonexclusive national or regional distributorship, terminable upon 30 to 90 days notice by either party. The Company maintains long-standing relationships with a number of its principal suppliers.

The Company purchased approximately fifty-one percent (51%) of the products it distributes from its top 25 suppliers during 2009. However, the Company generally deals with more than one supplier for any product category and there are alternative sources of comparable products available for nearly all product categories.

**Products Distributed**

The Company stocks approximately 110,000 of the products it distributes and, therefore, is able to supply its customers locally with a wide variety of electrical and comm/data products. The products distributed by the Company consist primarily of wire, cable, conduit, wiring devices, switchgear, industrial automation, tools, motor controls, transformers, lamps, lighting fixtures, power transmission equipment, telephone station apparatus, key systems, digital and internet protocol ("IP") private branch exchanges ("PBX"), data products for local or wide area networks, fiber optic products, and security/access control products.

On December 31, 2009 and 2008, the Company had orders on hand that totaled $526,608 and $605,320, respectively. The Company expects that approximately eighty-five percent (85%) of the orders it had on hand at December 31, 2009 will be filled within the twelve-month period ending December 31, 2010. Generally, orders placed by customers and accepted by the Company have resulted in sales. However, customers from time to time request cancellation and the Company has historically allowed such cancellations.

**Marketing**

Graybar sells its products primarily through a network of distribution facilities located in thirteen geographical districts throughout the US. The Company operates multiple distribution facilities in each district, each of which carries an inventory of products and operates as a wholesale distributor for the territory in which it is located. In addition, the Company maintains seven national zone warehouses and five district service centers containing inventories of both standard and specialized products. Both the national zone warehouses and district service centers replenish local inventories carried at the Company's US distribution facilities and make shipments directly to customers. The Company also has subsidiary operations with distribution facilities located in Canada and Puerto Rico.

The distribution facilities operated by the Company at December 31, 2009 are shown below:

**US Locations**

| District | Number of Distribution Facilities* | National Zone Warehouses |
|---|---|---|
| Boston | 11 | Austell, GA |
| California | 21 | Fresno, CA |
| Dallas | 14 | Joliet, IL |
| Chicago | 18 | Richmond, VA |
| Minneapolis | 18 | Springfield, MO |
| New York | 11 | Stafford, TX |
| Atlanta | 21 | Youngstown, OH |
| Phoenix | 10 | |
| Pittsburgh | 20 | |
| Richmond | 18 | |
| Seattle | 13 | |
| St. Louis | 14 | |
| Tampa | 19 | |

**International Locations**

| | Number of Distribution Facilities |
|---|---|
| Graybar Electric Canada, Ltd.<br>Halifax, Nova Scotia, Canada | 28 |
| Graybar International, Inc.<br>Carolina, Puerto Rico | 1 |

*Includes District Service Centers*

When the specialized nature or size of a particular shipment warrants, the Company has products shipped directly from its suppliers to the place of use, otherwise, orders are filled from the Company's inventory. On a dollar volume basis, approximately fifty-five percent (55%) and fifty-six percent (56%) of the orders were filled from the Company's inventory in 2009 and 2008, respectively, and the remainder were shipped directly from the supplier to the place of use. The Company generally finances its inventory through the collection of trade receivables and trade accounts payable terms with its suppliers. The Company's short-term borrowing facilities are also used to finance inventory when necessary. Currently, the Company does not use long-term borrowings for inventory financing. There was no inventory pledged as collateral for any borrowings at December 31, 2009 and 2008.

The Company distributes its products to approximately 130,000 customers, which fall into three principal classes. The following list shows the estimated percentage of the Company's total sales attributable to each of these classes for the last three years:

| Class of Customers | Percentage of Sales For Years Ended December 31, 2009 | 2008 | 2007 |
|---|---|---|---|
| Electrical Contractors | **46.0%** | 48.1% | 48.0% |
| Voice and Data Communications | **20.5%** | 19.4% | 20.4% |
| Commercial & Industrial | **18.5%** | 18.6% | 19.4% |

At December 31, 2009, the Company employed approximately 2,800 persons in sales capacities. Approximately 1,200 of these sales personnel were outside sales representatives working to generate sales

with current and prospective customers. The remainder of the sales personnel were sales and marketing managers, inside sale representatives, and advertising, quotation, and counter personnel.

### Competition

The Company believes that it is one of the three largest wholesale distributors of electrical and comm/data products in the US. The field is highly competitive, and the Company estimates that the five largest wholesale distributors account for approximately twenty-five percent (25%) of the total market. The balance of the market is made up of several thousand independent distributors operating on a local, regional, or national basis and manufacturers who sell their products directly to end users.

The Company's pricing structure for the products it sells reflects the costs associated with the services that it provides and its prices are generally competitive. The Company believes that, while price is an important customer consideration, it is the service that Graybar is able to provide customers that distinguishes the Company from many of its competitors, whether they are distributors or manufacturers selling direct. Graybar views its ability to quickly supply its customers with a broad range of electrical and comm/data products through conveniently located distribution facilities as a competitive advantage that customers value. However, if a customer is not looking for one distributor to provide a wide range of products and does not require prompt delivery or other services, a competitor of the Company that does not provide these benefits may be in a position to offer a lower price.

### Foreign Sales

Sales by the Company to customers in foreign countries were made primarily by Company subsidiaries in Canada and Puerto Rico and accounted for approximately five percent (5%) of consolidated revenues in each of 2009, 2008, and 2007. Limited export activities are handled primarily from Company facilities in Texas, Arizona and California. Long-lived assets located outside the US represented approximately one percent (1%) of the Company's consolidated assets at the end of each of the last three years. The Company does not have significant foreign currency exposure and does not believe there are any other significant risks attendant to its foreign operations.

### Employees

At December 31, 2009, the Company employed approximately 6,900 persons on a full-time basis. Approximately 110 of these persons were covered by union contracts. The Company has not had a material work stoppage and considers its relations with its employees to be good.

## Item 1A. Risk Factors

Our liquidity, financial condition and results of operations are subject to various risks, including, but not limited to, those discussed below. The risks outlined below are those that we believe are currently the most significant, although additional risks not presently known to us or that we currently deem less significant may also impact our liquidity, financial condition, and results of operations.

**Our sales fluctuate with general economic conditions, particularly in the residential, commercial, and industrial building construction industries.** Our operating locations are widely distributed geographically across the US and, to a lesser extent, Canada. Customers for both electrical and comm/data products are similarly diverse – we have over 130,000 customers and our largest customer accounts for only three percent (3%) of our total revenue. While our geographic and customer concentrations are relatively low, our results of operations are, nonetheless, dependent on favorable conditions in both the general economy and the construction industry. In addition, conditions in the construction industry are greatly influenced by the availability of project financing and the cost of borrowing. The credit and financial market crisis that began in September 2008 abated somewhat during 2009, but credit availability continues to be tight throughout North America, particularly for building construction. Since we derive a substantial portion of our sales from electrical and comm/data contractors, our revenue could be negatively impacted should debt-financing for construction projects continue to be limited, interest rates rise, or other general economic conditions deteriorate to levels that further depress construction activity.

**The Company's results from operations are impacted by changes in commodity prices, primarily copper and steel.** Many of the products sold by the Company are subject to wide and frequent price fluctuations because they are composed primarily of copper or steel, two industrial metal commodities that have been subject to extreme price volatility during the past several years. Examples of such products include copper wire and cable and steel conduit, enclosures, and fittings. The Company's gross margin rate, or mark-up percentage, on these products is relatively constant over time, though not necessarily in the short term. Therefore, as the cost of these products to the Company declines, pricing to our customers decreases by a similar percentage. This impacts our results of operations by lowering both revenue and gross margin. Rising copper and steel prices have the opposite effect, increasing both revenue and gross margin, assuming the quantities of the affected products sold remain constant.

The impact of commodity price fluctuations on the value of our merchandise inventory is not material given the Company's use of the last-in, first-out ("LIFO") inventory cost method, which matches current product costs to current revenues.

**We purchase one hundred percent (100%) of the products we sell to our customers from other parties.** As a wholesale distributor, our business and financial results are dependent on our ability to purchase products from manufacturers not controlled by our Company that we, in turn, sell to our customers. Approximately fifty-one percent (51%) of our purchases are made from only 25 manufacturers. A sustained disruption in our ability to source product from one or more of the largest of these vendors might have a material impact on our ability to fulfill customer orders resulting in lost revenue and, in rare cases, damages for late or non-delivery.

**Our daily activities are highly dependent on the uninterrupted operation of our information systems.** We are a recognized industry leader for our use of information technology in all areas of our business – sales, customer service, inventory management, finance, accounting, and human resources. We maintain redundant information systems as part of our disaster recovery program and are able to operate in many respects using a paper-based system to help mitigate a complete interruption in our information processing capabilities. Nonetheless, our information systems remain vulnerable to natural disasters, wide-area telecommunications or power utility outages, terrorist attack, or other major disruptions. A sustained interruption in the functioning of our information systems, however unlikely, could lower operating income by negatively impacting revenue, expenses, or both.

**We are subject to legal proceedings and other claims arising out of the conduct of our business.** These proceedings and claims relate to public and private sector transactions, product liability, contract performance, and employment matters. On the basis of information currently available to us, we do not believe that existing proceedings and claims will have a material impact on our financial position or results of operations. However, litigation is unpredictable, and we could incur judgments or enter into settlements for current or future claims that could adversely affect our financial position or our results of operations in a particular period.

More specifically, with respect to asbestos litigation, as of December 31, 2009, approximately 2,400 individual cases and 150 class actions are pending that allege actual or potential asbestos-related injuries resulting from the use of or exposure to products allegedly sold by us. Additional claims will likely be filed against us in the future. Our insurance carriers have historically borne virtually all costs and liability with respect to this litigation and are continuing to do so. Accordingly, our future liability with respect to pending and unasserted claims is dependent on the continued solvency of our insurance carriers. Other factors that could impact this liability are: the number of future claims filed against us; the defense and settlement costs associated with these claims; changes in the litigation environment, including changes in federal or state law governing the compensation of asbestos claimants; adverse jury verdicts in excess of historic settlement amounts; and bankruptcies of other asbestos defendants. Because any of these factors may change, our future exposure is unpredictable and it is possible that we may incur costs that would have a material adverse impact on our liquidity, financial position or results of operations in future periods.

**Our financing arrangements and loan agreements contain financial covenants and certain other restrictions on our activities and those of our subsidiaries.** Our senior unsecured notes, revolving credit facility, and trade receivable securitization program impose contractual limits on our ability,

and the ability of most of our subsidiaries, to make investments, pay dividends, incur debt, dispose of property, and issue equity securities. In addition, we are required to maintain acceptable financial ratios relating to debt leverage, interest coverage, net worth, asset performance, and certain other customary covenants. Our failure to comply with these obligations may cause an event of default triggering an acceleration of the debt owed to our creditors or limit our ability to obtain additional credit under these facilities. While we expect to remain in compliance with the terms of our credit agreements, our failure to do so could have a negative impact on our ability to borrow funds and maintain acceptable levels of cash flow from financing activities.

**There is no public trading market for our common stock.** The Company's common stock is one hundred percent (100%) owned by its active and retired employees. Common stock may not be sold by the holder thereof, except after first offering it to the Company. The Company has always exercised this purchase option in the past and expects that it will continue to do so. As a result, no public trading market for our common stock exists, nor is one expected to develop. This lack of a public trading market for the Company's common stock may limit Graybar's ability to raise large amounts of equity capital.

## Item 1B. Unresolved Staff Comments

Not applicable.

## Item 2. Properties

As of December 31, 2009, the Company had seven national zone warehouses ranging in size from approximately 160,000 to 240,000 square feet. The lease arrangement used to finance three of the national zone warehouses is discussed in Note 8 of the Notes to the Consolidated Financial Statements, located in Item 8., "Financial Statements and Supplementary Data", of this Annual Report on Form 10-K. Of the remaining four national zone warehouses, two are owned and two are leased. The remaining lease terms on these two leased facilities are approximately two and four years.

The Company also had five district service centers ranging in size from 116,000 to 210,000 square feet as of December 31, 2009. Three of the five district service centers are owned and the others are leased. The remaining lease terms on the leased district service centers are approximately two and ten years.

Graybar operates in thirteen geographical districts, each of which maintains multiple distribution facilities that consist primarily of warehouse space. A small portion of each distribution facility is used for offices. The number of distribution facilities in a district varies from ten to twenty-one and totals 203 for all districts. The distribution facilities range in size from 5,000 to 170,000 square feet, with the average being approximately 33,000 square feet. The Company owns 121 of these distribution facilities and leases 82 of them for varying terms, with the majority having a remaining lease term of less than five years.

The Company maintains twenty-eight distribution facilities in Canada, of which ten are owned and eighteen are leased. The majority of the leased facilities have a remaining lease term of less than five years. The facilities range in size from approximately 5,000 to 60,000 square feet. The Company has entered into an agreement to purchase nine of these facilities in January 2011 at a price to be determined by agreement of the parties or through an appraisal process. The Company also has a 22,000 square foot facility in Puerto Rico, the lease on which expires in 2011.

The Company's headquarters are located in St. Louis, Missouri in an 88,000 square foot building owned by the Company. The Company also leases a 200,000 square foot operations and administration center in St. Louis. The Company has options to purchase this facility in 2011, 2016, and at the expiration of the lease in 2021.

As of December 31, 2009, the Company had granted mortgages or other security interests on nine buildings securing $35,849 in debt. Seven of the nine facilities are subject to security interests totaling $28,720 under a lease arrangement with an independent lessor. The other two facilities are subject to first mortgages securing fixed-rate notes, of which $7,129 in principal remains outstanding.

## Item 3. Legal Proceedings

There are presently no pending legal proceedings that are expected to have a material impact on the Company or its subsidiaries.

## Item 4. Reserved

## Supplemental Item. Executive Officers of the Registrant

The following table lists the name, age as of March 1, 2010, position, offices and certain other information with respect to the executive officers of the Company. The term of office of each executive officer will expire upon the appointment of his or her successor by the Board of Directors.

| Name | Age | Business experience last five years |
|---|---|---|
| M. J. Beagen | 53 | Employed by Company in 1980; Assistant Treasurer, March 2000 to September 2005; Vice President and Controller, September 2005 to present. |
| D. B. D'Alessandro | 49 | Employed by Company in 1983; Vice President and Chief Information Officer, February 2003 to May 2005; Senior Vice President and Chief Financial Officer, May 2005 to present. |
| M. W. Geekie | 48 | May 2000 to July 2005, Assistant General Counsel, Emerson Process Management; August 2005 to February 2008, General Counsel and Secretary, XTRA Corporation; Employed by Company in 2008; Deputy General Counsel, February 2008 to August 2008; Senior Vice President, Secretary and General Counsel, August 2008 to present. |
| L. R. Giglio | 55 | Employed by Company in 1978; Senior Vice President, Operations, April 2002 to present. |
| K. M. Mazzarella | 49 | Employed by Company in 1980; Vice President, Human Resources and Strategic Planning, January 2004 to December 2005; Senior Vice President, Human Resources and Strategic Planning, December 2005 to April 2008; Senior Vice President – Sales and Marketing, Comm/Data, April 2008 to February 2010; Senior Vice President – Sales and Marketing, March 2010 to present. |
| R. D. Offenbacher | 59 | Employed by Company in 1968; Senior Vice President – Sales and Marketing, February 2004 to April 2008; Senior Vice President – Sales and Marketing, Electrical, April 2008 to February 2010; Senior Vice President – U.S. Business, March 2010 to present. |
| B. L. Propst | 40 | Employed by Company in 2002; Senior Corporate Counsel, March 2004 to March 2008; Vice President – Human Resources, April 2008 to June 2009; Senior Vice President – Human Resources, June 2009 to present. |
| J. N. Reed | 52 | Employed by Company in 1980, Vice President and Treasurer, April 2000 to present. |
| R. A. Reynolds, Jr. | 61 | Employed by Company in 1972; President and Chief Executive Officer, July 2000 to present; Chairman of the Board, April 2001 to present. |

On March 1, 2010, D. E. DeSousa, an officer, director, and Senior Vice President – U.S. Business of the Company announced his intention to retire as an officer and director, and from his employment with the Company.

# PART II

## Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's capital stock is one hundred percent (100%) owned by its active and retired employees and there is no public trading market for its common stock. Since 1928, substantially all of the issued and outstanding shares of common stock have been held of record by voting trustees under successive voting trust agreements. Under applicable state law, a voting trust may not have a term greater than ten years. The 2007 Voting Trust Agreement expires by its terms on March 15, 2017. At December 31, 2009, approximately eighty-one percent (81%) of the common stock was held in this voting trust. The participation of shareholders in the voting trust is voluntary at the time the voting trust is created but is irrevocable during its term. Shareholders who elect not to participate in the voting trust hold their common stock as shareholders of record.

No shareholder may sell, transfer or otherwise dispose of shares of common stock or the voting trust interests issued with respect thereto ("common stock", "common shares", or "shares") without first offering the Company the option to purchase such shares at the price at which the shares were issued. The Company also has the option to purchase at the issue price the common stock of any holder who dies or ceases to be an employee of the Company for any cause other than retirement on a Company pension. The Company has always exercised its purchase option and expects to continue to do so. All outstanding shares of the Company have been issued at $20.00 per share.

The following table sets forth information regarding purchases of common stock by the Company, all of which were made pursuant to the foregoing provisions:

### Issuer Purchases of Equity Securities

| Period | Total Number of Shares Purchased | Average Price Paid Per Share | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs |
|---|---|---|---|
| October 1 to October 31, 2009 | 61,200 | $20.00 | N/A |
| November 1 to November 30, 2009 | 51,124 | $20.00 | N/A |
| December 1 to December 31, 2009 | 24,808 | $20.00 | N/A |
| Total | 137,132 | $20.00 | N/A |

### Capital Stock at December 31, 2009

| Title of Class | Number of Security Holders | Number of Shares[(A)] |
|---|---|---|
| Voting Trust Interests issued with respect to Common Stock | 4,837 | 8,618,582 |
| Common Stock | 1,118 | 1,979,900 |
| Total | 5,955 | 10,598,482 |

*(A) Adjusted for the declaration of a ten percent (10%) stock dividend in 2009, shares related to which were issued on February 1, 2010.*

| Dividend Data (in dollars per share) | Year Ended December 31, | |
|---|---|---|
| Period | 2009 | 2008 |
| First Quarter | $0.30 | $0.30 |
| Second Quarter | 0.30 | 0.30 |
| Third Quarter | 0.30 | 0.30 |
| Fourth Quarter | 1.10 | 1.10 |
| Total | $2.00 | $2.00 |

On December 10, 2009, a ten percent (10%) stock dividend was declared to shareholders of record on January 4, 2010. Shares representing this dividend were issued on February 1, 2010.

On December 11, 2008, a twenty percent (20%) stock dividend was declared to shareholders of record on January 5, 2009. Shares representing this dividend were issued on February 2, 2009.

**Company Performance**

The following graph shows a five-year comparison of cumulative total shareholders' returns for the Company's common stock, the Standard & Poor's 500 Composite Stock Index, and a Comparable Company Index of companies selected by the Company as being representative of the Company's line of business and is used for comparison purposes in prior years.




| | 2004 | 2005 | 2006 | 2007 | 2008 | 2009 |
|---|---|---|---|---|---|---|
| Comparable Company Index —◆— | $100.00 | $117.56 | $128.51 | $142.38 | $110.72 | $143.32 |
| S&P 500 —■— | $100.00 | $103.00 | $117.03 | $121.16 | $ 74.53 | $ 92.01 |
| Graybar —●— | $100.00 | $110.32 | $127.79 | $155.07 | $205.29 | $271.77 |

The comparison above assumes $100.00 invested on December 31, 2004 and reinvestment of dividends (including the $1.10 per share cash dividend paid by the Company on January 2, 2005).

The companies included in the Comparable Company Index are Anixter International Inc., Applied Industrial Technologies, Inc., W. W. Grainger, Inc., Interline Brands, Inc., Owens & Minor, Inc., Park-Ohio Holdings Corp., Watsco, Inc., and WESCO International, Inc. Building Materials Holding Company had previously been included in the Comparable Company Index, but has been removed because its equity is no longer publicly-traded.

The market value of the Company's stock, in the absence of a public trading market, assumes continuation of the Company's practice of issuing and purchasing offered securities at $20.00 per share.

## Item 6. Selected Financial Data

This summary should be read in conjunction with the accompanying consolidated financial statements and the notes to the consolidated financial statements included in Item 8., "Financial Statements and Supplementary Data", of this Annual Report on Form 10-K.

### Five Year Summary of Selected Consolidated Financial Data

*(Stated in thousands except for per share data)*

| For the Years Ended December 31, | 2009 | 2008 | 2007 | 2006 | 2005 |
|---|---|---|---|---|---|
| Gross Sales | **$4,395,718** | $5,423,122 | $5,279,653 | $5,028,827 | $4,304,187 |
| Cash Discounts | **(17,836)** | (22,968) | (21,352) | (19,684) | (16,144) |
| **Net Sales** | **$4,377,882** | $5,400,154 | $5,258,301 | $5,009,143 | $4,288,043 |
| **Gross Margin** | **$ 854,950** | $1,045,219 | $1,032,318 | $ 961,451 | $ 811,034 |
| **Income before Cumulative Effect of Change in Accounting Principle** | **$ 37,277** | $ 87,400 | $ 83,421 | $ 57,388 | $ 22,398 |
| Cumulative effect of change in accounting principle, net of $3,587 tax effect(A) | **—** | — | — | — | (5,634) |
| **Net Income attributable to Graybar Electric Company, Inc.** | **$ 37,277** | $ 87,400 | $ 83,421 | $ 57,388 | $ 16,764 |
| Average common shares outstanding(B) | **10,644** | 10,579 | 10,412 | 10,204 | 10,138 |
| Income per share of common stock before cumulative effect of change in accounting principle(B) | **$ 3.50** | $ 8.26 | $ 8.01 | $ 5.62 | $ 2.21 |
| Cumulative effect of change in accounting principle per share of common stock(A)(B) | **—** | — | — | — | (0.56) |
| **Net Income attributable to Graybar Electric Company, Inc. per share of Common Stock(A)(B)** | **$ 3.50** | $ 8.26 | $ 8.01 | $ 5.62 | $ 1.65 |
| **Cash Dividends per share of Common Stock** | **$ 2.00** | $ 2.00 | $ 2.00 | $ 2.00 | $ 2.00 |
| Total assets | **$1,431,953** | $1,556,199 | $1,532,028 | $1,508,246 | $1,443,387 |
| Total liabilities(C) | **$ 893,784** | $1,048,608 | $1,048,649 | $1,061,476 | $1,058,118 |
| Shareholders' equity(C) | **$ 538,169** | $ 507,591 | $ 483,379 | $ 446,770 | $ 385,269 |
| Working capital | **$ 424,993** | $ 431,126 | $ 394,291 | $ 415,465 | $ 398,889 |
| Long-term debt | **$ 80,959** | $ 113,633 | $ 115,419 | $ 203,869 | $ 233,527 |

(A) *2005 results reflect the adoption of a new accounting standard related to the consolidation of variable interest entities issued by the Financial Accounting Standards Board ("FASB").*

(B) *All periods adjusted for the declaration of a ten percent (10%) stock dividend declared in December 2009, a twenty percent (20%) stock dividend declared in December 2008, a twenty percent (20%) stock dividend declared in December 2007, a ten percent (10%) stock dividend declared in December 2006, and a five percent (5%) stock dividend declared in December 2005. Prior to these adjustments, the average common shares outstanding for the years ending December 31, 2008, 2007, 2006, and 2005 were 9,617, 7,888, 6,442, and 5,818, respectively.*

(C) *All periods adjusted for the January 1, 2009 adoption of accounting and disclosure requirements under generally accepted accounting principles in the US ("US GAAP") issued by the FASB regarding noncontrolling interests in consolidated financial statements.*

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis provides a narrative on the Company's results of operations, financial condition, liquidity, and cash flows for the three-year period ended December 31, 2009. This discussion should be read in conjunction with the accompanying consolidated financial statements and the notes to the consolidated financial statements included in Item 8., "Financial Statements and Supplementary Data", of this Annual Report on Form 10-K.

### Business Overview

The credit and financial market crisis that began in September 2008 abated somewhat during 2009, but credit availability continues to be tight throughout North America, particularly for building construction. Spending on new construction and capital expenditures on plant and equipment during the year ended December 31, 2009 was well below the level of 2008 and had a considerable negative impact on the Company's results of operations for the year ended December 31, 2009.

Net sales declined 18.9% and gross margin decreased 18.2% during the year ended December 31, 2009, compared to the year ended December 31, 2008. The Company believes that approximately two percentage points (2%) of the net sales decline is attributable to product price deflation. Selling, general and administrative expenses also declined, but to a lesser extent than gross margin, resulting in a 52.3% decrease in income from operations during the year ended December 31, 2009, compared to 2008.

The Company expects little, if any, improvement in the market for products sold by the Company during the first half of 2010, although the general economy appears to have entered the recovery stage following the recession that began in 2008. As a result, the Company anticipates continued negative year-over-year comparisons of both net sales and gross margin for most of 2010, but a return to positive growth late in the year.

### Consolidated Results of Operations

The following table sets forth certain information relating to the operations of the Company stated in thousands of dollars and as a percentage of net sales for the years ended December 31, 2009, 2008, and 2007:

| | 2009 | | 2008 | | 2007 | |
|---|---|---|---|---|---|---|
| | Dollars | Percent | Dollars | Percent | Dollars | Percent |
| **Net Sales** | **$ 4,377,882** | **100.0%** | $ 5,400,154 | 100.0% | $ 5,258,301 | 100.0% |
| Cost of merchandise sold | **(3,522,932)** | **(80.5)** | (4,354,935) | (80.7) | (4,225,983) | (80.4) |
| **Gross Margin** | **854,950** | **19.5** | 1,045,219 | 19.3 | 1,032,318 | 19.6 |
| Selling, general and administrative expenses | **(745,886)** | **(17.0)** | (857,970) | (15.9) | (838,693) | (15.9) |
| Depreciation and amortization | **(39,352)** | **(0.9)** | (37,980) | (0.7) | (36,351) | (0.7) |
| Other income, net | **2,786** | **0.1** | 2,856 | 0.1 | 4,852 | 0.1 |
| **Income from Operations** | **72,498** | **1.7** | 152,125 | 2.8 | 162,126 | 3.1 |
| Interest expense, net | **(9,967)** | **(0.2)** | (12,539) | (0.2) | (17,080) | (0.3) |
| Income before provision for income taxes | **62,531** | **1.5** | 139,586 | 2.6 | 145,046 | 2.8 |
| Provision for income taxes | **(25,089)** | **(0.6)** | (52,026) | (1.0) | (61,418) | (1.2) |
| **Net Income** | **37,442** | **0.9** | 87,560 | 1.6 | 83,628 | 1.6 |
| Net income attributable to noncontrolling interests | **(165)** | — | (160) | — | (207) | — |
| **Net Income attributable to Graybar Electric Company, Inc.** | **$ 37,277** | **0.9%** | $ 87,400 | 1.6% | $ 83,421 | 1.6% |

### 2009 Compared to 2008

Net sales totaled $4,377,882 for the year ended December 31, 2009, compared to $5,400,154 for the year ended December 31, 2008, a decrease of $1,022,272 or 18.9%. Net sales to the electrical and comm/data market sectors during the year ended December 31, 2009 decreased 20.8% and 15.7%, respectively, compared to the year ended December 31, 2008.

Gross margin decreased $190,269, or 18.2%, to $854,950 from $1,045,219, due to lower net sales for the year ended December 31, 2009, compared to the year ended December 31, 2008. The Company's gross margin rate on net sales was 19.5% for the year ended December 31, 2009, compared to 19.3% in 2008.

Selling, general and administrative expenses decreased $112,084, or 13.1%, to $745,886, for the year ended December 31, 2009, compared to $857,970 for the year ended December 31, 2008, mainly due to lower employee compensation and benefit costs. Selling, general and administrative expenses as a percentage of net sales for the year ended December 31, 2009 were 17.0%, up from 15.9% in 2008.

Depreciation and amortization expenses for the year ended December 31, 2009 increased $1,372, or 3.6%, to $39,352 from $37,980 for the year ended December 31, 2008. This increase was due primarily to an increase in information technology assets. Depreciation and amortization expenses as a percentage of net sales increased to 0.9% for the year ended December 31, 2009, compared to 0.7% of net sales for the year ended December 31, 2008.

Other income, net consists primarily of gains on the disposal of property, trade receivable interest charges to customers, and other miscellaneous income items related to the Company's business activities. Other income, net totaled $2,786 for the year ended December 31, 2009, compared to $2,856 for the year ended December 31, 2008. Other income, net includes property impairment losses of $(576) for the year ended December 31, 2009, compared to property impairment losses of $(340) in the prior year. The impairment losses were primarily on assets that were held for sale and expected to be disposed of within twelve months. Gains on the sale of real and personal property, net of losses, were $524 for the year ended December 31, 2009, compared to losses on the disposal of property of $(108) for the year ended December 31, 2008.

Income from operations totaled $72,498 for the year ended December 31, 2009, a decrease of $79,627, or 52.3%, from $152,125 for the year ended December 31, 2008. The decrease was due to lower net sales and gross margin, higher depreciation and amortization expenses, and lower other income, net, partially offset by decreases in selling, general and administrative expenses.

Interest expense, net declined $2,572, or 20.5%, to $9,967 for the year ended December 31, 2009 from $12,539 for the year ended December 31, 2008. This reduction was mainly due to a lower level of outstanding long-term debt during the year ended December 31, 2009, compared to 2008.

The decrease in income from operations and lower interest expense, net resulted in income before provision for income taxes of $62,531 for the year ended December 31, 2009, a decrease of $77,055, or 55.2%, compared to $139,586 for the year ended December 31, 2008.

The Company's total provision for income taxes decreased $26,937, or 51.8%, to $25,089 for the year ended December 31, 2009 from $52,026 the year ended December 31, 2008, as a result of lower income before provision for income taxes. The Company's effective tax rate increased to 40.1% for the year ended December 31, 2009, up from 37.3% for the year ended December 31, 2008. The Company settled income tax-related issues during the year ended December 31, 2008, and approximately $2,600 of unrecognized tax benefits related to uncertain tax positions were released, producing a lower effective tax rate for that period. The effective tax rates for the years ended December 31, 2009 and 2008 were higher than the 35.0% US federal statutory rate primarily due to state and local income taxes.

Net income attributable to Graybar Electric Company, Inc. for the year ended December 31, 2009 decreased $50,123, or 57.3%, to $37,277 from $87,400 for the year ended December 31, 2008.

**2008 Compared to 2007**

Net sales totaled $5,400,154 for the year ended December 31, 2008, compared to $5,258,301 for the year ended December 31, 2007, an increase of $141,853, or 2.7%. Increases in net sales were recorded in both of the primary market sectors in which the Company operates. Net sales to the electrical market increased 2.3% and net sales to the comm/data market rose 2.7% for the year ended December 31, 2008, compared to 2007. Net sales declined during the quarter ended December 31, 2008, compared to the same period of 2007, partially reducing the moderate growth in net sales recorded by the Company during the first three quarters of 2008.

Gross margin increased $12,901, or 1.2%, to $1,045,219 from $1,032,318, due to higher net sales volume, partially offset by higher cost of merchandise sold recorded during the year ended December 31, 2008, compared to 2007. The Company's gross margin rate on net sales decreased to 19.3% during the year ended

December 31, 2008, down from 19.6% for the year ended December 31, 2007, largely due to increased price competition during the last half of 2008 and inventory markdowns during the fourth quarter of 2008, primarily on copper wire and cable.

Selling, general and administrative expenses increased $19,277, or 2.3%, to $857,970 for the year ended December 31, 2008, compared to $838,693 for the year ended December 31, 2007, mainly due to increased compensation costs and higher operating expenses. Selling, general and administrative expenses as a percentage of net sales for the years ended December 31, 2008 and 2007 was 15.9%.

Depreciation and amortization expenses for the year ended December 31, 2008 increased $1,629, or 4.5%, to $37,980 from $36,351 in 2007, primarily due to higher levels of information technology assets and leasehold improvements. Depreciation and amortization expenses as a percentage of net sales remained at 0.7% for the year ended December 31, 2008, compared to the year ended December 31, 2007.

Other income, net totaled $2,856 for the year ended December 31, 2008, compared to $4,852 for the year ended December 31, 2007. Other income, net, consists primarily of gains on the disposal of property, impairment charges related mainly to assets held for sale, trade receivable interest charges to customers, and other miscellaneous income items related to our business activities. Losses on the disposal of property were $(108) for the year ended December 31, 2008, compared to gains of $1,483 for the year ended December 31, 2007. Other income, net, for the year ended December 31, 2008 included property impairment losses of $(340), primarily on assets that were held for sale and expected to be disposed of within twelve months. Other income, net, for the year ended December 31, 2007 included property impairment losses of $(1,727).

Income from operations totaled $152,125 for the year ended December 31, 2008, a decrease of $10,001, or 6.2%, from $162,126 for the year ended December 31, 2007. The decrease was due to higher gross margin, more than offset by increases in selling, general and administrative expenses, higher depreciation and amortization expenses, and lower other income, net.

Interest expense, net declined $4,541, or 26.6%, to $12,539 for the year ended December 31, 2008 from $17,080 for the year ended December 31, 2007. This reduction was mainly due to a lower level of outstanding long-term debt during the year ended December 31, 2008, compared to 2007.

The increase in gross margin, combined with increased selling, general and administrative expenses, higher depreciation and amortization expenses, lower other income, net, and lower interest expense, net, resulted in income before provision for income taxes of $139,586 for the year ended December 31, 2008, a decrease of $5,460, or 3.8%, compared to $145,046 for the year ended December 31, 2007.

The Company's total provision for income taxes decreased $9,392 or 15.3%, for the year ended December 31, 2008, compared to the year ended December 31, 2007, as a result of a lower effective tax rate. The Company's effective tax rate decreased to 37.3% for the year ended December 31, 2008, down from 42.3% in 2007. This decrease was primarily due to reductions in unrecognized tax benefits, interest, and penalties, each of which had a favorable impact on income tax expense. The effective tax rates for the years ended December 31, 2008 and 2007 were higher than the 35.0% US federal statutory rate primarily due to state and local income taxes.

Net income attributable to Graybar Electric Co, Inc. for the year ended December 31, 2008 increased $3,979, or 4.8%, to $87,400 from $83,421 for the year ended December 31, 2007.

**Financial Condition and Liquidity**

The Company has historically funded its working capital requirements using cash flows generated by the collection of trade receivables and trade accounts payable terms with its suppliers, supplemented by

short-term bank lines of credit. Capital assets are financed primarily by common stock issuances to the Company's employees and long-term debt.

| Cash Flow Information<br>For the Years Ended December 31, | 2009 | 2008 | 2007 |
|---|---|---|---|
| Net cash provided by operations | **$114,365** | $148,628 | $ 94,922 |
| Net cash used by investing activities | **(25,012)** | (45,045) | (15,668) |
| Net cash used by financing activities | **(55,932)** | (39,307) | (65,297) |
| Net increase in cash | **$ 33,421** | $ 64,276 | $ 13,957 |

Operating Activities

Net cash provided by operations was $114,365 for the year ended December 31, 2009, compared to $148,628 for the year ended December 31, 2008. Positive cash flows from operations for the year ended December 31, 2009 were primarily due to net income of $37,442, adjusted for non-cash depreciation and amortization expenses of $39,352, a decrease in trade receivables of $82,378, and a decrease in merchandise inventory of $64,191, partially offset by decreases in trade accounts payable of $60,218 and accrued payroll and benefit costs of $53,645.

Trade receivables decreased during 2009, due primarily to an 18.9% decline in net sales for the year ended December 31, 2009, compared to the year ended December 31, 2008. As a result of this sales decrease, the average number of days of sales outstanding at December 31, 2009, measured using annual sales, increased moderately, compared to the average number of days at December 31, 2008. Average days of sales outstanding for the three month period ended December 31, 2009, however, remained flat, compared to the same three month period of 2008. Average inventory turnover declined moderately for the year ended December 31, 2009, compared to the same period of 2008. Merchandise inventory turnover for the three month period ended December 31, 2009, however, improved moderately, compared to the same three month period of 2008.

Current assets exceeded current liabilities by $424,993 at December 31, 2009, a decrease of $6,133, or 1.4%, from $431,126 at December 31, 2008.

Investing Activities

Net cash used by investing activities totaled $25,012 for the year ended December 31, 2009, compared to $45,045 for the year ended December 31, 2008. Capital expenditures for property were $27,263 and $46,121, and proceeds from the disposal of property were $1,633 and $448, for the years ended December 31, 2009 and 2008, respectively. The proceeds received resulted primarily from the sale of real property in 2009 and from the sale of personal property in 2008. Cash received from the Company's investment in affiliated company was $618 and $628, for the years ended December 31, 2009 and 2008, respectively, and relates to the Company's membership in Graybar Financial Services, LLC.

Financing Activities

Net cash flows used by financing activities totaled $55,932 for the year ended December 31, 2009, compared to $39,307 for the year ended December 31, 2008.

Cash used to decrease short-term borrowings was $5,217 for the year ended December 31, 2009, compared to cash provided by short-term borrowings of $1,248 for the year ended December 31, 2008. The Company reduced net long-term debt (including current portion) by $28,262 and capital lease obligations by $801 during the year ended December 31, 2009. The Company reduced long-term debt, net of proceeds, by $28,939 and capital lease obligations by $451 during the year ended December 31, 2008.

Cash provided by the sale of common stock amounted to $11,392 and $10,866, and purchases of treasury stock were $11,901 and $8,413, for the years ended December 31, 2009 and 2008, respectively. Cash paid to purchase noncontrolling interest stock was $109 and $99, and cash provided by the sale of noncontrolling interest stock was $464 and $0 for the years ended December 31, 2009 and 2008, respectively. Cash dividends paid were $17,675 and $14,573, for the years ended December 31, 2009 and 2008, respectively.

Cash and cash equivalents were $163,864 at December 31, 2009, an increase of $33,421, or 25.6%, from $130,443 at December 31, 2008.

**Liquidity**

The Company has a revolving credit agreement with a group of thirteen banks at an interest rate based on the London Interbank Offered Rate ("LIBOR") that consists of an unsecured $200,000 five-year facility expiring in May 2012. There were no amounts outstanding under this credit agreement at December 31, 2009 and 2008. The credit and financial market crisis which began in September 2008 severely impacted two banks that participate in the Company's revolving credit facility. The Company expects, however, that it will continue to have full access to this facility

At December 31, 2008, the Company had a $215,000 trade receivable securitization program that was scheduled to expire in October 2009. Prior to expiration, the Company amended the program agreement, effective October 9, 2009, to reduce the program to a $100,000 facility that expires in October 2010. The trade receivable securitization program provides for the sale of certain of the Company's trade receivables on a revolving basis to Graybar Commerce Corporation ("GCC"), a wholly-owned, bankruptcy-remote, special-purpose subsidiary. GCC sells an undivided interest in the trade receivables to an unrelated multi-seller commercial paper conduit. In the event that a dislocation in the market for the conduit's receivables-backed commercial paper develops and the conduit is unable to purchase the undivided interest offered by GCC, the agent bank for the trade receivable securitization program is obligated to purchase the undivided interest in the trade receivables from GCC under the terms of the program.

The Company accounts for the securitization as an on-balance sheet financing arrangement because the Company has maintained effective control of the trade receivables through a call option that gives GCC the unilateral right to repurchase the undivided interests. Accordingly, the trade receivables and related debt are included in the accompanying consolidated balance sheets. GCC has granted a security interest in its trade receivables to the commercial paper conduit. There were no borrowings outstanding under the trade receivable securitization program at December 31, 2009 and 2008.

At December 31, 2009, the Company had available to it unused lines of credit amounting to $310,504, compared to $427,283 at December 31, 2008. These lines are available to meet the short-term cash requirements of the Company and certain committed lines of credit have annual fees of up to 92 basis points (0.92%) of the committed lines of credit.

Short-term borrowings outstanding during the years ended December 31, 2009 and 2008 ranged from a minimum of $11,189 and $15,240 to a maximum of $65,858 and $70,028, respectively.

The revolving credit agreement, the trade receivable securitization program, and certain other note agreements contain various covenants that limit the Company's ability to make investments, pay dividends, incur debt, dispose of property, and issue equity securities. The Company is also required to maintain certain financial ratios as defined in the agreements. The Company was in compliance with all covenants under these agreements as of December 31, 2009 and 2008.

The Company has a lease agreement with an independent lessor, which provides $28,720 of financing for five of the Company's distribution facilities. The agreement carries a five-year term expiring July 2013. The financing structure used with this lease qualifies as a silo of a variable interest entity. In accordance with US GAAP, the Company, as the primary beneficiary, consolidates the silo in its financial statements.

As of December 31, 2009, the consolidated silo included in the Company's consolidated financial statements had a net property balance of $16,299, long-term debt of $27,715, and a noncontrolling interest of $1,005. At December 31, 2008, the consolidated silo included in the Company's consolidated financial statements had a net property balance of $16,862, long-term debt of $27,715, and a noncontrolling interest of $1,005.

Under the terms of the lease agreement, the amount guaranteed by the Company as the residual fair value of the property subject to the lease arrangement was $28,720 at December 31, 2009 and 2008.

### Contractual Obligations and Commitments

The Company has the following contractual obligations as of December 31, 2009:

| | Payments due by period | | | | |
|---|---|---|---|---|---|
| Contractual obligations | Total | 2010 | 2011 and 2012 | 2013 and 2014 | After 2014 |
| Long-term debt obligations | $131,405 | $ 42,426 | $48,819 | $40,160 | $ — |
| Capital lease obligations | 3,810 | 1,357 | 1,873 | 580 | — |
| Operating lease obligations | 104,164 | 22,910 | 29,462 | 17,359 | 34,433 |
| Purchase obligations | 533,807 | 533,807 | — | — | — |
| Total | $773,186 | $600,500 | $80,154 | $58,099 | $34,433 |

Long-term debt and capital lease obligations consist of both principal and interest payments.

Purchase obligations consist primarily of open inventory purchase orders made in the normal course of business. Many of these obligations may be cancelled with limited or no financial penalties.

The table above does not include $78,299 of accrued, unfunded pension cost, $82,567 of accrued, unfunded employment-related benefits cost, of which $74,336 is related to the Company's postretirement benefit plan, and $3,754 in contingent payments for uncertain tax positions because it is not certain when these obligations will be settled or paid.

The Company also expects to make contributions totaling approximately $40,600 to its defined benefit pension plan during 2010 that are not included in the table. The Company contributed $35,097 to its defined benefit pension plan in 2009.

### Critical Accounting Policies

The consolidated financial statements are prepared in accordance with US GAAP, which require the Company to make estimates and assumptions (see Note 2 in notes to the consolidated financial statements located in Item 8., "Financial Statements and Supplementary Data", of this Annual Report on Form 10-K). The Company believes the following accounting policies have the potential to have a more significant impact on its financial statements either because of the significance of the financial statement item to which they relate or because they involve a higher degree of judgment and complexity.

Revenue Recognition

Revenue is recognized when evidence of a customer arrangement exists, prices are fixed and determinable, product title, ownership and risk of loss transfers to the customer, and collectability is reasonably assured. Revenues recognized are primarily for product sales, but also include freight and handling charges. The Company's standard shipping terms are FOB shipping point, under which, product title passes to the customer at the time of shipment. The Company does, however, fulfill some customer orders based on shipping terms of FOB destination, whereby title passes to the customer at the time of delivery. The Company also earns revenue for services provided to customers for supply chain management and logistical services. Service revenue, which accounts for less than one percent (1%) of net sales, is recognized when services are rendered and completed. Revenue is reported net of all taxes assessed by governmental authorities as a result of revenue-producing transactions, primarily sales tax.

Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers and a significant portion of its trade receivables is secured by mechanic's lien or payment bond rights. The Company maintains allowances to reflect the expected uncollectability of trade receivables based on past collection history, the economic environment, and specific risks identified in the receivables portfolio. Although actual credit losses have historically been within management's expectations, additional allowances may be required if the financial condition of the Company's customers were to deteriorate.

Income Taxes

The Company recognizes deferred tax assets and liabilities to reflect the future tax consequences of events that have been recognized in the financial statements or tax returns. Uncertainty exists regarding tax positions taken in previously filed tax returns still subject to examination and positions expected to be taken in future returns. A deferred tax asset or liability results from the temporary difference between an item's carrying value as reflected in the financial statements and its tax basis, and is calculated using enacted applicable tax rates. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes that recovery is not likely, a valuation allowance is established. Changes in the valuation allowance, when recorded, are included in the provision for income taxes in the consolidated financial statements. The Company classifies interest expense and penalties as part of its provision for income taxes based upon applicable federal and state interest/underpayment percentages.

Merchandise Inventory

The Company values its inventories at the lower of cost (determined using the last-in, first-out ("LIFO") cost method) or market. LIFO accounting is a method of accounting that, compared with other inventory accounting methods, generally provides better matching of current costs with current revenues. In assessing the ultimate realization of inventories, the Company makes judgments as to its return rights to suppliers and future demand requirements. If actual future demand, market conditions, or supplier return provisions are less favorable than those projected by management, additional inventory write-downs may be required.

Pension and Postretirement Benefits Plans

The Company's pension and postretirement benefits obligations and expenses are determined based on the selection of certain assumptions developed by the Company and used by actuaries in calculating such amounts. For the Company's pension obligation, the most significant assumptions are the expected long-term rate of return on plan assets and the discount rate used to discount plan liabilities. For the Company's postretirement benefits plan liability, the most significant assumption is the interest rate used to discount the plan obligations. The following tables present key assumptions used to measure the pension and postretirement benefit obligation for 2009:

| | **Pension Benefits** | | **Postretirement Benefits** | |
|---|---|---|---|---|
| | **2009** | 2008 | **2009** | 2008 |
| Discount rate | **5.75%** | 6.00% | **5.00%** | 6.00% |
| Expected return on plan assets | **6.25%** | 8.00% | — | — |

While management believes that the assumptions selected by the Company are appropriate, differences in actual experience or changes in assumptions may affect the Company's pension and postretirement benefits obligations and future pension and postretirement benefits expense. For example, holding all other assumptions constant, a one percent (1%) decrease in the discount rate used to calculate both pension expense for 2009 and the pension liability as of December 31, 2009 would have increased pension expense by $3,667 and the pension liability by $37,820, respectively. Similarly, a one percent (1%) decrease in the discount rate would have increased 2009 postretirement benefits expense by $78 and the December 31, 2009 postretirement benefits liability by $4,970.

A decrease in the expected long-term rate of return on plan assets could result in higher pension expense and increase or accelerate the Company's contributions to the pension plan in future years. As an example, holding all other assumptions constant, a one percent (1%) decrease in the assumed rate of return on plan assets would have increased 2009 pension expense by $3,323.

Supplier Volume Incentives

The Company's agreements with many of its suppliers provide for the Company to earn volume incentives based on purchases during the agreement period. These agreements typically provide for the incentives to be paid in arrears. The Company estimates amounts to be received from suppliers at the end of each reporting period based on the earnout level that the Company believes is probable of being achieved. The Company records the incentive ratably over the year as a reduction of cost of merchandise sold as the

related inventory is sold. Changes in the estimated amount of incentives are treated as changes in estimate and are recognized in earnings in the period in which the change in estimate occurs. In the event that the operating performance of the Company's suppliers were to decline, however, there can be no assurance that amounts earned would be paid or that the volume incentives would continue to be included in future agreements.

**New Accounting Standards**

Other than as noted below, no new accounting standards that were issued or became effective during 2009 have had or are expected to have a material impact on the Company's consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, "Improving Disclosures about Fair Value Measurements". The Update amends the guidance on fair value measurements that requires companies to disclose separately the amount of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, the Update requires companies to present separately information about purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs, that is, Level 3 assets in the fair value hierarchy. The disclosures related to Level 1 and Level 2 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the rollforward of activity of Level 3 assets. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

In October 2009, the FASB issued guidance on revenue arrangements with multiple deliverables that for the Company is effective for 2010, although early adoption is permitted. The guidance revises the criteria for separating, measuring, and allocating arrangement consideration to each deliverable in a multiple element arrangement. The guidance requires companies to allocate revenue using the relative selling price of each deliverable, which must be estimated if the Company does not have a history of selling the deliverable on a stand-alone basis or third-party evidence of a selling price. The Company is assessing the potential effect of this guidance on its consolidated financial statements, although it believes it will not be material due to the Company's limited use of multiple deliverable arrangements.

In June 2009, the FASB issued authoritative guidance establishing two levels of US GAAP, authoritative and non-authoritative, and making the FASB Accounting Standards Codification ("ASC") the source of authoritative US GAAP to be applied by non-governmental entities, except for rules and interpretative releases of the SEC. This guidance was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption changed certain disclosure references to US GAAP, but did not have any other impact on the Company's consolidated financial statements.

The Company adopted new accounting guidance on subsequent events in June 2009. This new guidance established general standards of accounting for and disclosure of events that occur after the balance sheet date but before the financial statements are issued. The Company has included this disclosure in Note 2 in the notes to the consolidated financial statements located in Item 8. "Financial Statements and Supplementary Data", of this Annual Report on Form 10-K.

Effective January 1, 2009, and in accordance with accounting standards issued by the FASB in December 2007, the Company's minority interests were recharacterized as noncontrolling interests and are reported as a separate component of shareholders' equity. No purchases or sales of equity interests resulted in a change in control and such transactions were, therefore, accounted for as equity transactions. Net income attributable to the noncontrolling interests is separately identified and included in net income in the income statement.

The Company has reclassified its noncontrolling interests to shareholders' equity for all periods presented. The Company also adjusted its net income to include the net income attributable to the noncontrolling interests. Consolidated comprehensive income was also adjusted to include the comprehensive income attributable to the noncontrolling interests.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company's interest expense is sensitive to changes in the general level of interest rates. Changes in interest rates have different impacts on the fixed-rate and variable-rate portions of the Company's debt portfolio. A change in market interest rates on the fixed-rate portion of the debt portfolio impacts the fair value of the financial instrument, but has no impact on interest incurred or cash flows. A change in market interest rates on the variable-rate portion of the debt portfolio impacts the interest incurred and cash flows, but does not impact the fair value of the financial instrument. To mitigate the cash flow impact of interest rate fluctuations on the cost of financing its capital assets, the Company generally maintains a significant portion of its long-term debt as fixed-rate in nature.

Based on $42,947 in variable-rate debt outstanding at December 31, 2009, a one percent (1%) increase in interest rates would increase the Company's interest expense by $429 per annum.

The following table provides information about financial instruments that are sensitive to changes in interest rates. The table presents principal payments on debt (in thousands) and related weighted-average interest rates by expected maturity dates.

| | | | | | | | December 31, 2009 | |
|---|---|---|---|---|---|---|---|---|
| **Debt Instruments** | **2010** | **2011** | **2012** | **2013** | **2014** | **After 2015** | **Total** | **Fair Market Value** |
| Long-term, fixed-rate debt | $36,068 | 30,003 | 11,837 | 11,164 | 240 | — | $89,312 | $84,722 |
| Weighted-average interest rate | 6.98% | 7.05% | 6.51% | 6.31% | 4.65% | — | | |
| Long-term, variable-rate debt | $ — | — | — | 27,715 | — | — | $27,715 | $27,715 |
| Weighted-average interest rate | — | — | — | 1.81% | — | — | | |
| Short-term, variable-rate borrowings | $15,232 | — | — | — | — | — | $15,232 | $15,232 |
| Weighted-average interest rate | 2.60% | — | — | — | — | — | | |

The fair value of long-term debt is estimated by discounting cash flows using current borrowing rates available for debt of similar maturities.

The Company entered into a swap agreement to manage interest rates on amounts due under a leveraged lease arrangement in September 2000. The swap agreement, which expires in July 2013, is based on a notional amount of $28,720. The agreement calls for an exchange of interest payments, with the Company being paid a LIBOR-based floating rate and paying a fixed rate of 6.92%. There is no exchange of the notional amount upon which the payments are based. The fair value of the swap agreement at December 31, 2009 and 2008 was approximately $(4,969) and $(6,402), respectively. The negative value of this agreement reflects the current low level of interest rates compared to market interest rates in September 2000, when the agreement was entered into. A one percent (1%) increase in LIBOR for all maturities through July 2013 would have increased the fair value of the swap agreement by approximately $902 and $1,400 as of December 31, 2009 and 2008, respectively.

### Foreign Exchange Rate Risk

The functional currency for the Company's Canadian subsidiary is the Canadian dollar. Accordingly, its balance sheet amounts are translated at the exchange rates in effect at year-end and its income and expenses are translated using average exchange rates. Currency translation adjustments are included in accumulated other comprehensive loss. Exposure to foreign currency exchange rate fluctuations is not material.

## CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS:

Management's Discussion and Analysis of Financial Condition and Results of Operations as of and for the year ended December 31, 2009, included in our Annual Report on Form 10-K for such period as filed with the SEC, should be read in conjunction with our accompanying audited consolidated financial statements and the notes thereto.

Certain statements, other than purely historical information, including estimates, projections, statements relating to the Company's business plans, objectives, and expected operating results, and the assumptions upon which those statements are based, are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements generally are identified by the words "believes", "projects", "expects", "anticipates", "estimates", "intends", "strategy", "plan", "may", "will", "would", "will be", "will continue", "will likely result", and similar expressions. The Company intends such forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties that may cause actual results to differ materially from the forward-looking statements. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse impact on the Company's operations and future prospects on a consolidated basis include, but are not limited to: general economic conditions, particularly in the residential, commercial, and industrial building construction industries, volatility in the prices of industrial metal commodities, disruptions in the Company's sources of supply, a sustained interruption in the operation of the Company's information systems, adverse legal proceedings or other claims, and the inability to raise debt or equity capital. These risks and uncertainties should also be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. The Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Further information concerning our business, including additional factors that could materially impact our financial results, is included herein and in our other filings with the SEC. Actual results and the timing of events could differ materially from the forward-looking statements as a result of certain factors, a number of which are outlined in Item 1A., "Risk Factors", of this Annual Report on Form 10-K for the year ended December 31, 2009.

## Item 8. Financial Statements and Supplementary Data

[THE REST OF THIS PAGE INTENTIONALLY LEFT BLANK]



Ernst & Young LLP
The Plaza in Clayton
Suite 1300
190 Carondelet Plaza
St. Louis, Missouri 63105-3434

Tel: +1 314 290 1000
www.ey.com

# Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Graybar Electric Company, Inc.

We have audited the accompanying consolidated balance sheets of Graybar Electric Company, Inc. (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Graybar Electric Company, Inc. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, on January 1, 2009, the Company changed its method of accounting for its noncontrolling interests.

Ernst & Young LLP

March 9, 2010



A member firm of Ernst & Young Global Limited

**Graybar Electric Company, Inc. and Subsidiaries**

## CONSOLIDATED STATEMENTS OF INCOME

| *(Stated in thousands except per share data)* | For the Years Ended December 31, 2009 | 2008 | 2007 |
|---|---|---|---|
| **Net Sales** | **$ 4,377,882** | $ 5,400,154 | $ 5,258,301 |
| Cost of merchandise sold | **(3,522,932)** | (4,354,935) | (4,225,983) |
| **Gross Margin** | **854,950** | 1,045,219 | 1,032,318 |
| Selling, general and administrative expenses | **(745,886)** | (857,970) | (838,693) |
| Depreciation and amortization | **(39,352)** | (37,980) | (36,351) |
| Other income, net | **2,786** | 2,856 | 4,852 |
| **Income from Operations** | **72,498** | 152,125 | 162,126 |
| Interest expense, net | **(9,967)** | (12,539) | (17,080) |
| Income before provision for income taxes | **62,531** | 139,586 | 145,046 |
| Provision for income taxes | **(25,089)** | (52,026) | (61,418) |
| **Net Income** | **37,442** | 87,560 | 83,628 |
| Net income attributable to noncontrolling interests | **(165)** | (160) | (207) |
| **Net Income attributable to Graybar Electric Company, Inc.** | **$ 37,277** | $ 87,400 | $ 83,421 |
| **Net Income attributable to Graybar Electric Company, Inc. per share of Common Stock (A)** | **$ 3.50** | $ 8.26 | $ 8.01 |

*(A) Adjusted for the declaration of a ten percent (10%) stock dividend in December 2009, shares related to which were issued in February 2010. Prior to the adjustment, the average common shares outstanding were 9,617 and 9,466 for the years ended December 31, 2008 and 2007, respectively.*

*The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.*

Graybar Electric Company, Inc. and Subsidiaries

## CONSOLIDATED BALANCE SHEETS

| *(Stated in thousands except share and per share data)* | | | December 31, 2009 | 2008 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Current Assets** | | | | |
| Cash and cash equivalents | | | **$ 163,864** | $ 130,443 |
| Trade receivables (less allowances of $6,217 and $7,563, respectively) | | | **577,400** | 659,778 |
| Merchandise inventory | | | **309,622** | 373,813 |
| Other current assets | | | **27,353** | 30,873 |
| Total Current Assets | | | **1,078,239** | 1,194,907 |
| **Property, at cost** | | | | |
| Land | | | **47,743** | 45,630 |
| Buildings | | | **337,781** | 326,704 |
| Furniture and fixtures | | | **172,753** | 170,134 |
| Software | | | **76,906** | 76,906 |
| Capital leases | | | **5,205** | 2,413 |
| Total Property, at cost | | | **640,388** | 621,787 |
| Less – accumulated depreciation and amortization | | | **(336,686)** | (309,728) |
| Net Property | | | **303,702** | 312,059 |
| **Other Non-current Assets** | | | **50,012** | 49,233 |
| **Total Assets** | | | **$1,431,953** | $1,556,199 |
| **LIABILITIES** | | | | |
| **Current Liabilities** | | | | |
| Short-term borrowings | | | **$ 15,232** | $ 20,449 |
| Current portion of long-term debt | | | **36,068** | 32,457 |
| Trade accounts payable | | | **451,279** | 511,497 |
| Accrued payroll and benefit costs | | | **66,939** | 120,584 |
| Other accrued taxes | | | **15,378** | 13,305 |
| Dividends payable | | | **10,660** | 8,925 |
| Other current liabilities | | | **57,690** | 56,564 |
| Total Current Liabilities | | | **653,246** | 763,781 |
| **Postretirement Benefits Liability** | | | **66,336** | 65,143 |
| **Pension Liability** | | | **77,699** | 96,784 |
| **Long-term Debt** | | | **80,959** | 113,633 |
| **Other Non-current Liabilities** | | | **15,544** | 9,267 |
| **Total Liabilities** | | | **893,784** | 1,048,608 |
| **SHAREHOLDERS' EQUITY** | | | | |
| | Shares at December 31, 2009 | 2008 | | |
| **Capital Stock** | | | | |
| Common, stated value $20.00 per share Authorized | **15,000,000** | 15,000,000 | | |
| Issued to voting trustees | **8,638,604** | 7,822,677 | | |
| Issued to shareholders | **1,984,686** | 1,872,801 | | |
| In treasury, at cost | **(24,808)** | (32,661) | | |
| Outstanding Common Stock | **10,598,482** | 9,662,817 | **211,970** | 193,256 |
| Common shares subscribed | **502,875** | 592,104 | **10,058** | 11,842 |
| Less subscriptions receivable | **(502,875)** | (592,104) | **(10,058)** | (11,842) |
| **Retained Earnings** | | | **423,920** | 425,276 |
| **Accumulated Other Comprehensive Loss** | | | **(102,599)** | (114,869) |
| **Total Graybar Electric Company, Inc. Shareholders' Equity** | | | **533,291** | 503,663 |
| **Noncontrolling Interests** | | | **4,878** | 3,928 |
| **Total Shareholders' Equity** | | | **538,169** | 507,591 |
| **Total Liabilities and Shareholders' Equity** | | | **$1,431,953** | $1,556,199 |

*The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.*

**Graybar Electric Company, Inc. and Subsidiaries**

## CONSOLIDATED STATEMENTS OF CASH FLOWS

| *(Stated in thousands)* | For the Years Ended December 31, 2009 | 2008 | 2007 |
|---|---|---|---|
| **Cash Flows from Operations** | | | |
| Net Income | **$ 37,442** | $ 87,560 | $ 83,628 |
| Adjustments to reconcile net income to cash provided by operations: | | | |
| Depreciation and amortization | **39,352** | 37,980 | 36,351 |
| Deferred income taxes | **941** | 1,654 | 19,364 |
| Net (gains) losses on disposal of property | **(524)** | 108 | (1,483) |
| Losses on impairment of property | **576** | 340 | 1,727 |
| Net income attributable to noncontrolling interests | **(165)** | (160) | (207) |
| Changes in assets and liabilities: | | | |
| Trade receivables | **82,378** | 43,091 | (4,679) |
| Merchandise inventory | **64,191** | 23,263 | (11,597) |
| Other current assets | **3,520** | (10,738) | (833) |
| Other non-current assets | **(1,397)** | (12,048) | (11,637) |
| Trade accounts payable | **(60,218)** | (3,538) | 11,627 |
| Accrued payroll and benefit costs | **(53,645)** | 3,301 | 4,734 |
| Other current liabilities | **13,529** | (13,397) | (12,494) |
| Other non-current liabilities | **(11,615)** | (8,788) | (19,579) |
| Total adjustments to net income | **76,923** | 61,068 | 11,294 |
| Net cash provided by operations | **114,365** | 148,628 | 94,922 |
| **Cash Flows from Investing Activities** | | | |
| Proceeds from disposal of property | **1,633** | 448 | 10,912 |
| Capital expenditures for property | **(27,263)** | (46,121) | (27,123) |
| Investment in affiliated company | **618** | 628 | 543 |
| Net cash used by investing activities | **(25,012)** | (45,045) | (15,668) |
| **Cash Flows from Financing Activities** | | | |
| Net (decrease) increase in short-term borrowings | **(5,217)** | 1,248 | 5,534 |
| Repayment of long-term debt | **(32,085)** | (31,894) | (60,927) |
| Proceeds from long-term debt | **—** | 4,009 | — |
| Principal payments under capital leases | **(801)** | (451) | (422) |
| Sales of common stock | **11,392** | 10,866 | 9,890 |
| Purchases of treasury stock | **(11,901)** | (8,413) | (6,436) |
| Sales of noncontrolling interests' common stock | **464** | — | 592 |
| Purchases of noncontrolling interests' common stock | **(109)** | (99) | (1,084) |
| Dividends paid | **(17,675)** | (14,573) | (12,444) |
| Net cash used by financing activities | **(55,932)** | (39,307) | (65,297) |
| **Net Increase in Cash** | **33,421** | 64,276 | 13,957 |
| **Cash, Beginning of Year** | **130,443** | 66,167 | 52,210 |
| **Cash, End of Year** | **$163,864** | $130,443 | $ 66,167 |
| **Supplemental Cash Flow Information:** | | | |
| **Non-cash Investing and Financing Activities:** | | | |
| Acquisition of equipment under capital leases | **$ 2,793** | $ — | $ — |
| **Cash Paid During the Year for:** | | | |
| Interest, net of amounts capitalized | **$ 10,470** | $ 13,527 | $ 17,583 |
| Income taxes, net of refunds | **$ 19,965** | $ 44,656 | $ 57,472 |

*The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.*

Graybar Electric Company, Inc. and Subsidiaries

## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

| (Stated in thousands) | Graybar Electric Company, Inc. Shareholders' Equity | | | | |
|---|---|---|---|---|---|
| | Common Stock | Retained Earnings | Accumulated Other Comprehensive Loss | Noncontrolling Interests | Total Shareholders' Equity |
| **Balance, December 31, 2006** | $128,780 | $342,878 | $ (29,187) | $ 4,299 | $446,770 |
| Cumulative impact of change in accounting for uncertainties in income taxes (Note 3) | | (406) | | | (406) |
| January 1, 2007, as adjusted | 128,780 | 342,472 | (29,187) | 4,299 | 446,364 |
| Net income | | 83,421 | | 207 | 83,628 |
| Foreign currency translation | | | 6,285 | 414 | 6,699 |
| Unrealized loss from interest rate swap (net of tax of $355) | | | (557) | | (557) |
| Pension and postretirement benefits liability adjustment (net of tax of $19,599) | | | 31,267 | | 31,267 |
| Comprehensive income | | | | | 121,037 |
| Adoption of change in accounting for pension and postretirement benefits liability (Note 7) | | | (73,707) | | (73,707) |
| Stock issued | 9,890 | | | 592 | 10,482 |
| Stock purchased | (6,436) | | | (1,084) | (7,520) |
| Dividends declared | 26,399 | (39,676) | | | (13,277) |
| **Balance, December 31, 2007** | $158,633 | $386,217 | $ (65,899) | $ 4,428 | $483,379 |
| Net income | | 87,400 | | 160 | 87,560 |
| Foreign currency translation | | | (8,839) | (561) | (9,400) |
| Unrealized loss from interest rate swap (net of tax of $906) | | | (1,423) | | (1,423) |
| Pension and postretirement benefits liability adjustment (net of tax of $24,644) | | | (38,708) | | (38,708) |
| Comprehensive income | | | | | 38,029 |
| Stock issued | 10,866 | | | | 10,866 |
| Stock purchased | (8,413) | | | (99) | (8,512) |
| Dividends declared | 32,170 | (48,341) | | | (16,171) |
| **Balance, December 31, 2008** | $193,256 | $425,276 | $(114,869) | $ 3,928 | $507,591 |
| Net income | | 37,277 | | 165 | 37,442 |
| Foreign currency translation | | | 6,955 | 430 | 7,385 |
| Unrealized gain from interest rate swap (net of tax of $557) | | | 875 | | 875 |
| Pension and postretirement benefits liability adjustment (net of tax of $2,827) | | | 4,440 | | 4,440 |
| Comprehensive income | | | | | 50,142 |
| Stock issued | 11,392 | | | 464 | 11,856 |
| Stock purchased | (11,901) | | | (109) | (12,010) |
| Dividends declared | 19,223 | (38,633) | | | (19,410) |
| **Balance, December 31, 2009** | **$211,970** | **$423,920** | **$(102,599)** | **$ 4,878** | **$538,169** |

*The accompanying Notes to Consolidated Financial Statements are an integral part of the Consolidated Financial Statements.*

## 1. DESCRIPTION OF THE BUSINESS

Graybar Electric Company, Inc. ("Graybar" or the "Company") is a New York corporation, incorporated in 1925. The Company is engaged in the distribution of electrical, communications and data networking ("comm/data") products and the provision of related supply chain management and logistics services, primarily to electrical and comm/data contractors, industrial plants, telephone companies, federal, state and local governments, commercial users, and power utilities in North America. All products sold by the Company are purchased by the Company from others. The Company's business activity is primarily with customers in the United States of America ("US"). Graybar also has subsidiary operations with distribution facilities in Canada and Puerto Rico.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company's significant accounting policies conform to generally accepted accounting principles in the US ("US GAAP") and are applied on a consistent basis among all years presented, and are described below.

### Principles of Consolidation

The consolidated financial statements include the accounts of Graybar Electric Company, Inc. and its subsidiary companies. All material intercompany balances and transactions have been eliminated. The ownership interests that are held by owners other than the Company in subsidiaries consolidated by the Company are accounted for and reported as noncontrolling interests.

In accordance with the accounting standards issued by the Financial Accounting Standards Board ("FASB") in December 2007, and contained in the FASB's Accounting Standards Codification ("ASC" or the "Codification") effective January 1, 2009, the Company's minority interests were recharacterized as noncontrolling interests and are reported as a separate component of shareholders' equity. No purchases or sales of equity interests resulted in a change in control and such transactions were, therefore, accounted for as equity transactions. Net income attributable to the noncontrolling interests is separately identified and included in net income in the income statement.

The Company has reclassified its noncontrolling interests to shareholders' equity for all periods presented. The Company also adjusted its net income to include the net income attributable to the noncontrolling interests. Consolidated comprehensive income was also adjusted to include the comprehensive income attributable to the noncontrolling interests.

### Subsequent Events

The Company has evaluated subsequent events through the time of the filing of this Annual Report on Form 10-K with the United States Securities and Exchange Commission ("SEC" or the "Commission"). No material subsequent events have occurred since December 31, 2009 that require recognition or disclosure in these financial statements.

### Revenue Recognition

Revenue is recognized when evidence of a customer arrangement exists, prices are fixed and determinable, product title, ownership and risk of loss transfers to the customer, and collectability is reasonably assured. Revenues recognized are primarily for product sales, but also include freight and handling charges. The Company's standard shipping terms are FOB shipping point, under which, product title passes to the customer at the time of shipment. The Company does, however, fulfill some customer orders based on

shipping terms of FOB destination, whereby title passes to the customer at the time of delivery. The Company also earns revenue for services provided to customers for supply chain management and logistical services. Service revenue, which accounts for less than one percent (1%) of net sales, is recognized when services are rendered and completed. Revenue is reported net of all taxes assessed by governmental authorities as a result of revenue-producing transactions, primarily sales tax.

### Outgoing Freight Expenses

The Company records certain outgoing freight expenses as a component of selling, general and administrative expenses. These costs totaled $32,947, $47,574, and $48,314 for the years ended December 31, 2009, 2008, and 2007, respectively.

### Estimates

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

### Cash and Cash Equivalents

The Company accounts for cash on hand, deposits in banks, and other short-term, highly liquid investments with an original maturity of three months or less as cash and cash equivalents.

### Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers and a significant portion of its trade receivables is secured by mechanic's lien or payment bond rights. The Company maintains allowances to reflect the expected uncollectability of trade receivables based on past collection history, the economic environment, and specific risks identified in the receivables portfolio. Although actual credit losses have historically been within management's expectations, additional allowances may be required if the financial condition of the Company's customers were to deteriorate.

The following table summarizes the activity in the allowances for cash discounts and doubtful accounts:

| | Beginning Balance | Provision (Charged to Expense) | Deductions | Ending Balance |
|---|---|---|---|---|
| **For the Year Ended December 31, 2009** | | | | |
| Allowance for cash discounts | **$1,515** | **$17,836** | **$(18,150)** | **$1,201** |
| Allowance for doubtful accounts | **6,048** | **7,581** | **(8,613)** | **5,016** |
| Total | **$7,563** | **$25,417** | **$(26,763)** | **$6,217** |
| For the Year Ended December 31, 2008 | | | | |
| Allowance for cash discounts | $1,545 | $22,968 | $(22,998) | $1,515 |
| Allowance for doubtful accounts | 6,703 | 4,453 | (5,108) | 6,048 |
| Total | $8,248 | $27,421 | $(28,106) | $7,563 |
| For the Year Ended December 31, 2007 | | | | |
| Allowance for cash discounts | $1,305 | $21,352 | $(21,112) | $1,545 |
| Allowance for doubtful accounts | 7,217 | 4,287 | (4,801) | 6,703 |
| Total | $8,522 | $25,639 | $(25,913) | $8,248 |

### Merchandise Inventory

The Company's inventory is stated at the lower of cost (determined using the last-in, first-out ("LIFO") cost method) or market. LIFO accounting is a method of accounting that, compared with other inventory accounting methods, generally provides better matching of current costs with current revenues. Had the first-in, first-out ("FIFO") method been used, inventory would have been approximately $107,655 and

$123,377 greater than reported under the LIFO method at December 31, 2009 and 2008, respectively. In 2009 and 2008, the Company liquidated portions of previously created LIFO layers resulting in decreases in cost of merchandise sold of $(16,685) and $(4,554), respectively. The Company did not liquidate any portion of previously created LIFO layers in 2007.

The Company makes provisions for obsolete or slow-moving inventories as necessary to reflect reductions in inventory value. Reserves for excess and obsolete inventories were $3,900 and $4,600 at December 31, 2009 and 2008, respectively. The change in the reserves for excess and obsolete inventories, included in cost of merchandise sold, was $(700), $(800), and $(1,160) for the years ended December 31, 2009, 2008, and 2007, respectively.

### Supplier Volume Incentives

The Company's agreements with many of its suppliers provide for the Company to earn volume incentives based on purchases during the agreement period. These agreements typically provide for the incentives to be paid in arrears. The Company estimates amounts to be received from suppliers at the end of each reporting period based on the earnout level that the Company believes is probable of being achieved. The Company records the incentive ratably over the year as a reduction of cost of merchandise sold as the related inventory is sold. Changes in the estimated amount of incentives are treated as changes in estimate and are recognized in earnings in the period in which the change in estimate occurs. In the event that the operating performance of the Company's suppliers were to decline, however, there can be no assurance that amounts earned would be paid or that the volume incentives would continue to be included in future agreements.

### Property and Depreciation

The Company provides for depreciation and amortization using the straight-line method over the following estimated useful asset lives:

| Classification | Estimated Useful Asset Life |
|---|---|
| Buildings | 42 years |
| Leasehold improvements | Over the shorter of the asset's life or the lease term |
| Furniture, fixtures, equipment and software | 3 to 14 years |
| Assets held under capital leases | Over the shorter of the asset's life or the lease term |

Depreciation expense was $25,222, $25,101, and $24,168 in 2009, 2008, and 2007, respectively.

At the time property is retired, or otherwise disposed of, the asset and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to other income, net.

Assets held under capital leases, consisting primarily of information technology equipment, are recorded in property with the corresponding obligations carried in long-term debt. The amount capitalized is the present value at the beginning of the lease term of the aggregate future minimum lease payments. Assets held under leases capitalized during the year ended December 31, 2009 were $2,793. There were no assets held under capital leases capitalized in 2008.

Maintenance and repairs are expensed as incurred. Major renewals and improvements that extend the life of property are capitalized.

The Company capitalizes interest expense on major construction and development projects while in progress. Interest capitalized in 2009, 2008, and 2007 was $269, $82, and $21, respectively.

The Company capitalizes qualifying internal and external costs incurred to develop or obtain software for internal use during the application development stage. Costs incurred during the pre-application development and post-implementation stages are expensed as incurred. The Company capitalized software and software development costs of $3,307 and $5,806 in 2009 and 2008, respectively, and the amounts are recorded in furniture and fixtures.

Unamortized software totaled $12,436 and $22,385 at December 31, 2009 and 2008, respectively. The estimated useful life of capitalized software is eight years.

The Company reviews long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For assets classified as to be held and used, impairment may occur if projected undiscounted cash flows are not adequate to cover the carrying value of the assets. In such cases, additional analysis is conducted to determine the amount of the loss to be recognized. The impairment loss is calculated as the difference between the carrying amount of the asset and its estimated fair value. The analysis requires estimates of the amount and timing of projected cash flows and, where applicable, selection of an appropriate discount rate. Such estimates are critical in determining whether any impairment charge should be recorded and the amount of such charge if an impairment loss is deemed necessary.

The Company had various properties listed for sale in 2009 and 2008. The net book value of some of these properties exceeded the expected selling price less estimated selling expenses. The Company determined that the expected sales of these various properties met the impairment recognition criteria for assets held for sale as outlined in the Codification as it relates to property, plant and equipment.

The Company recorded impairment losses totaling $(576) and $(340) to account for the expected losses on those assets to be held and used where the carrying amount exceeded the estimated fair value of the assets and for the sale of properties classified as held for sale for the years ended December 31, 2009 and 2008, respectively. The impairment losses are included in other income, net in the consolidated statements of income for the years ended December 31, 2009 and 2008.

**Credit Risk**

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of trade receivables. The Company performs ongoing credit evaluations of its customers and a significant portion of its trade receivables is secured by mechanic's lien or payment bond rights. The Company maintains allowances for potential credit losses and such losses historically have been within management's expectations.

**Fair Value**

The Company endeavors to utilize the best available information in measuring fair value. US GAAP has established a fair value hierarchy, which prioritizes the inputs used in measuring fair value. The tiers in the hierarchy include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own data inputs and assumptions. The Company has used fair value measurements to value its pension plan assets and interest rate swap.

**Derivative Financial Instruments**

The Company is party to an interest rate swap agreement that effectively converts its variable rate interest payments to a fixed rate on amounts due under a certain lease arrangement. The Company's interest rate swap agreement is designated as a cash flow hedge and is required to be measured at fair value on a recurring basis.

The Company endeavors to utilize the best available information in measuring fair value. The interest rate swap is valued based on quoted data from the counterparty, corroborated with indirectly observable market data, which, combined, are deemed to be a Level 2 input in the fair value hierarchy. At December 31, 2009 and 2008, the Company recorded a liability of $(4,969) and $(6,402), respectively, in other current liabilities on the consolidated balance sheet for the fair value of the swap. The effective portion of the related gains or losses on the swap are deferred in accumulated other comprehensive loss. No ineffectiveness was recorded in the consolidated statements of income during 2009, 2008, and 2007. The loss (net of tax) reclassified from accumulated other comprehensive loss to interest expense related to the effective portion of the interest rate swap was $781 and $445 during the years ended December 31, 2009 and 2008, respectively.

Unrealized gains (losses) (net of tax) of $875, $(1,423), and $(557) related to the swap were recorded in accumulated other comprehensive loss during the years ended December 31, 2009, 2008, and 2007, respectively. The amount of loss (net of tax) expected to be reclassified from accumulated other comprehensive loss to interest expense over the next twelve months is $1,141. At December 31, 2009 and 2008, cumulative unrealized net losses related to the swap of $(3,037) and $(3,912) (net of tax) were recorded in accumulated other comprehensive loss. These deferred gains and losses are recognized in interest expense, net in the period in which the related interest payments being hedged are recognized in expense.

### Foreign Exchange Rate

The functional currency for the Company's Canadian subsidiary is the Canadian dollar. Accordingly, its balance sheet amounts are translated at the exchange rates in effect at year-end and its statements of income amounts are translated at the average rates of exchange prevailing during the year. Currency translation adjustments are included in accumulated other comprehensive loss.

### Goodwill

The Company's goodwill and indefinite-lived intangible assets are not amortized, but rather tested annually for impairment. Goodwill is reviewed annually in the fourth quarter and/or when circumstances or other events might indicate that impairment may have occurred. The annual impairment test involves a comparison of the estimated fair value of a reporting unit to its carrying amount. The fair value is determined using a variety of assumptions including estimated future cash flows of the reporting unit and applicable discount rates. As of December 31, 2009, the Company has completed its annual impairment test and concluded that there is no impairment of the Company's goodwill. At December 31, 2009 and 2008, the Company had $6,680 of goodwill included in other non-current assets in its consolidated balance sheets.

### Income Taxes

The Company recognizes deferred tax assets and liabilities to reflect the future tax consequences of events that have been recognized in the financial statements or tax returns. Uncertainty exists regarding tax positions taken in previously filed tax returns still subject to examination and positions expected to be taken in future returns. A deferred tax asset or liability results from the temporary difference between an item's carrying value as reflected in the financial statements and its tax basis, and is calculated using enacted applicable tax rates. The Company assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes that recovery is not likely, a valuation allowance is established. Changes in the valuation allowance, when recorded, are included in the provision for income taxes in the consolidated financial statements. The Company classifies interest expense and penalties as part of its provision for income taxes based upon applicable federal and state interest/underpayment percentages.

### Other Postretirement Benefits

The Company accounts for postretirement benefits other than pensions by accruing the costs of benefits to be provided over the employees' period of active service. These costs are determined on an actuarial basis. The Company's consolidated balance sheets reflect the funded status of postretirement benefits.

### Pension Plans

The Company sponsors defined benefit pension plans accounted for by accruing the cost to provide the benefits over the employees' period of active service. These costs are determined on an actuarial basis. The Company's consolidated balance sheets reflect the funded status of the defined benefit pension plans.

### Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the December 31, 2009 presentation.

### New Accounting Standards

Other than those noted below, no new accounting standards that were issued or became effective during 2009 have had or are expected to have a material impact on the Company's consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, "Improving Disclosures about Fair Value Measurements". The Update amends the guidance on fair value measurements that requires companies to disclose separately the amount of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, the Update requires companies to present separately information about purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs, that is, Level 3 assets in the fair value hierarchy. The disclosures related to Level 1 and Level 2 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the rollforward of activity of Level 3 assets. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years.

In October 2009, the FASB issued guidance on revenue arrangements with multiple deliverables that for the Company is effective for 2010, although early adoption is permitted. The guidance revises the criteria for separating, measuring, and allocating arrangement consideration to each deliverable in a multiple element arrangement. The guidance requires companies to allocate revenue using the relative selling price of each deliverable, which must be estimated if the Company does not have a history of selling the deliverable on a stand-alone basis or third-party evidence of a selling price. The Company is assessing the potential effect of this guidance on its consolidated financial statements, although it believes it will not be material due to the Company's limited use of multiple deliverable arrangements.

In June 2009, the FASB issued authoritative guidance establishing two levels of US GAAP, authoritative and non-authoritative, and making the Codification the source of authoritative US GAAP to be applied by non-governmental entities, except for rules and interpretative releases of the SEC. This guidance was effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption changed certain disclosure references to US GAAP, but did not have any other impact on the Company's consolidated financial statements.

Effective January 1, 2009, and in accordance with accounting standards issued by the FASB in December 2007, the Company's minority interests were recharacterized as noncontrolling interests and are reported as a separate component of shareholders' equity. No purchases or sales of equity interests resulted in a change in control and such transactions were, therefore, accounted for as equity transactions. Net income attributable to the noncontrolling interests is separately identified and included in net income in the income statement.

The Company has reclassified its noncontrolling interests to shareholders' equity for all periods presented. The Company also adjusted its net income to include the net income attributable to the noncontrolling interests. Consolidated comprehensive income was also adjusted to include the comprehensive income attributable to the noncontrolling interests.

## 3. INCOME TAXES

The Company determines its deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of its assets and liabilities calculated using enacted applicable tax rates. The Company then assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent it believes that recovery is not likely, a valuation allowance is established. Changes in the valuation allowance, when recorded, are included in the provision for income taxes in the consolidated financial statements.

The Company had $6,980 of unrecognized tax benefits recorded in its statement of financial position as of January 1, 2007 as a result of new accounting guidance issued regarding the recognition threshold and measurement attribute for uncertainty in income taxes recognized in an enterprise's financial statements. Of this amount, $406 was recorded as a reduction to the January 1, 2007 balance of retained earnings. The

Company's unrecognized tax benefits of $3,754 and $3,874 as of December 31, 2009 and 2008 are uncertain tax positions that would impact the Company's effective tax rate if recognized. The Company is periodically engaged in tax return examinations, reviews of statute of limitations periods, and settlements surrounding income taxes. The Company does not anticipate a material change in unrecognized tax benefits during the next twelve months.

The Company's uncertain tax benefits, and changes thereto, during 2009 and 2008 were as follows:

| | **2009** | 2008 |
|---|---|---|
| **Balance at January 1:** | **$3,874** | $ 6,945 |
| Additions based on tax positions related to current year | **650** | 609 |
| Additions based on tax positions of prior years | **—** | — |
| Reductions for tax positions of prior years | **(770)** | (3,144) |
| Settlements | **—** | (536) |
| **Balance at December 31:** | **$3,754** | $ 3,874 |

There are no tax positions for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility, included in the balance at December 31, 2009. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate, but would accelerate the payment of cash to the taxing authority to an earlier period.

The Company classifies interest expense and penalties as part of its provision for income taxes based upon applicable federal and state interest/underpayment percentages. The Company has accrued $1,103 and $1,115 in interest and penalties in its statement of financial position at December 31, 2009 and 2008, respectively. Interest was computed on the difference between the provision for income taxes recognized in accordance with US GAAP and the amount of benefit previously taken or expected to be taken in the Company's federal, state, and local income tax returns. The Company settled income tax-related issues during the first quarter of 2008 and approximately $2,600 of unrecognized tax benefits related to uncertain tax positions were released. This resulted in a lower state effective tax rate for the year ended December 31, 2008, compared to the years ended December 31, 2009 and 2007.

The Company's federal income tax returns for the tax years 2006 and forward are available for examination by the United States Internal Revenue Service ("IRS"). The Company closed an examination conducted by the IRS of its 2007 federal income tax return during the fourth quarter of 2009. The results of this examination are included in the 2009 provision for income taxes. The examination outcome did not have a material effect on the Company's financial results or its effective tax rate. The Company has not agreed to extend its federal statute of limitations for the 2006 tax year as of December 31, 2009. The federal statute of limitations for the 2006 tax year will expire on September 15, 2010. The Company's state income tax returns for 2005 through 2008 remain subject to examination by various state authorities with the latest period closing on December 31, 2013. The Company has not extended the statutes of limitations for any state jurisdictions with respect to years prior to 2005. Such statutes of limitations will expire on or before November 15, 2010 unless extended.

The provisions for income taxes recorded in the consolidated statements of income are as follows:

| **For the Year Ended December 31,** | **2009** | 2008 | 2007 |
|---|---|---|---|
| Federal income tax | | | |
| Current | **$21,633** | $44,127 | $38,184 |
| Deferred | **777** | 4,930 | 17,823 |
| State income tax | | | |
| Current | **2,515** | 6,245 | 3,870 |
| Deferred | **164** | (3,276) | 1,541 |
| Provision for income taxes | **$25,089** | $52,026 | $61,418 |

Deferred income taxes are provided based upon differences between the financial statement and tax bases of assets and liabilities. The following deferred tax assets (liabilities) were recorded at December 31:

| Assets (Liabilities) | 2009 | 2008 |
|---|---|---|
| Postretirement benefits | **$ 29,837** | $ 29,256 |
| Payroll accruals | **3,176** | 2,735 |
| Bad debt reserves | **2,132** | 2,487 |
| Other deferred tax assets | **11,709** | 12,000 |
| Prepaid pension | **24,716** | 33,106 |
| Inventory | **3,098** | 3,639 |
| Subtotal | **74,668** | 83,223 |
| less: valuation allowances | **(2,492)** | (2,261) |
| **Deferred tax assets** | **72,176** | 80,962 |
| Fixed assets | **(17,212)** | (17,954) |
| Computer software | **(4,837)** | (8,708) |
| Other deferred tax liabilities | **(4,482)** | (4,178) |
| **Deferred tax liabilities** | **(26,531)** | (30,840) |
| Net deferred tax assets | **$ 45,645** | $ 50,122 |

Deferred tax assets included in other current assets were $14,126 and $17,087 at December 31, 2009 and 2008, respectively. Deferred tax assets included in other non-current assets were $31,519 and $33,035 at December 31, 2009 and 2008, respectively. The Company's deferred tax assets include foreign net operating losses of $231 as of December 31, 2009 that expire in 2016. There were no foreign net operating losses included in the Company's deferred tax assets as of December 31, 2008. The Company's deferred tax assets also include state net operating loss carryforwards of $2,091 and $1,816 as of December 31, 2009 and 2008, respectively, that expire between 2009 and 2029. The Company's deferred tax assets also include capital loss carryforwards of $2,261 and $2,261 as of December 31, 2009 and 2008, respectively, that expire in 2013. Due to uncertainty surrounding utilization, full valuation allowances against these capital loss and foreign net operating loss carryforwards have been established.

A reconciliation between the "statutory" federal income tax rate and the effective tax rate in the consolidated statements of income is as follows:

| | For the Years Ended December 31, | | |
|---|---|---|---|
| | **2009** | 2008 | 2007 |
| "Statutory" federal tax rate | **35.0%** | 35.0% | 35.0% |
| State and local income taxes, net of federal benefit | **2.3** | 1.5 | 4.2 |
| Other, net | **2.8** | 0.8 | 3.2 |
| **Effective tax rate** | **40.1%** | 37.3% | 42.4% |

## 4. CAPITAL STOCK

The Company's capital stock is one hundred percent (100%) owned by its active and retired employees and there is no public trading market for its stock. Shares of common stock or the voting trust interests issued with respect thereto ("common stock", "common shares", or "shares") may not be sold by the holder thereof, except after first offering them to the Company. The Company may buy any common shares so offered at the price at which they were issued ($20.00 per share) with appropriate adjustments for current dividends.

During 2009, the Company offered to eligible employees and qualified retirees the right to subscribe to 850,000 shares of common stock at $20.00 per share in accordance with the provisions of the Company's Three-Year Common Stock Purchase Plan dated June 14, 2007. This resulted in the subscription of

502,875 shares ($10,058). Subscribers under the Plan elected to make payments under one of the following options: (i) all shares subscribed for on or before January 9, 2010; or (ii) all shares subscribed for in installments paid through payroll deductions (or in certain cases where a subscriber is no longer on the Company's payroll, through direct monthly payments) over an eleven-month period.

Common shares were delivered to subscribers as of January 9, 2010, in the case of shares paid for prior to January 9, 2010. Shares will be issued and delivered to subscribers on a quarterly basis, as of the tenth day of March, June, September, and December, to the extent full payments for shares are made in the case of subscriptions under the installment method.

Shown below is a summary of shares purchased and retired by the Company during the three years ended December 31:

| | Shares of Common Stock | |
|---|---|---|
| | **Purchased** | **Retired** |
| **2009** | **595,073** | **602,926** |
| 2008 | 420,634 | 422,454 |
| 2007 | 321,820 | 298,061 |

The Company amended its Certificate of Incorporation to authorize a new class of 10,000,000 shares of Delegated Authority Preferred Stock ("preferred stock"), par value one cent ($0.01), on June 10, 2004. The preferred stock may be issued in one or more series, with the designations, relative rights, preferences, and limitations of shares of each such series being fixed by a resolution of the Board of Directors of the Company. There were no shares of preferred stock outstanding at December 31, 2009 and 2008.

On December 10, 2009, the Company declared a ten percent (10%) common stock dividend. Each shareholder was entitled to one share of common stock for every ten shares held as of January 4, 2010. The stock was issued on February 1, 2010. On December 11, 2008, the Company declared a twenty percent (20%) common stock dividend. Each shareholder was entitled to one share of common stock for every five shares held as of January 5, 2009. The stock was issued February 2, 2009. On December 13, 2007, the Company declared a twenty percent (20%) common stock dividend. Each shareholder was entitled to one share of common stock for every five shares held as of January 3, 2008. The stock was issued February 1, 2008.

## 5. NET INCOME PER SHARE OF COMMON STOCK

The per share computations for periods presented have been adjusted to reflect the new number of shares as of December 31, 2009, as a result of the stock dividend declared on December 10, 2009 payable to shareholders of record on January 4, 2010. Shares representing this dividend were issued on February 1, 2010. The computation of net income per share of common stock is based on the average number of common shares outstanding during each year, adjusted in all periods presented for the declaration of a ten percent (10%) stock dividend declared in 2009, a twenty percent (20%) stock dividend in 2008, and a twenty percent (20%) stock dividend in 2007. The average number of shares used in computing net income per share of common stock at December 31, 2009, 2008, and 2007 was 10,643,673, 10,578,559, and 10,411,686, respectively.

## 6. LONG-TERM DEBT AND BORROWINGS UNDER SHORT-TERM CREDIT AGREEMENTS

| Long-term Debt | December 31, 2009 | 2008 |
|---|---|---|
| 7.49% senior note, unsecured, due in annual installments of $14,286 beginning in July 2005 through July 2011 | **$ 28,571** | $ 42,858 |
| Variable rate lease arrangement, secured by facilities, due July 2013 | **27,715** | 27,715 |
| 6.59% senior note, unsecured, due in semiannual installments of $3,750 beginning in October 2003 through April 2013 | **26,250** | 33,750 |
| 7.36% senior note, unsecured, due in semiannual installments of $3,095 beginning in May 2001 through November 2010, with a final payment of $3,094 due in May 2011 | **9,285** | 15,475 |
| 6.65% senior note, unsecured, due in annual installments of $3,636 beginning in June 2003 through June 2013 | **14,545** | 18,180 |
| 5.87% note, secured by facility, due in monthly installments of principal and interest of $30 through June 2010, with a final payment of $2,961 due in July 2010 | **3,041** | 2,765 |
| 5.79% note, secured by facility, due in monthly installments of principal and interest of $36 through October 2013, with a final payment of $3,283 due November 2013 | **4,088** | 3,670 |
| 6.48% capital lease, secured by equipment, due in monthly installments of principal and interest of $47 beginning in January 2007 through December 2011 | **1,060** | 1,541 |
| 3.49% to 5.97% capital leases, secured by equipment, various maturities | **2,472** | — |
| Fixed and variable rate mortgages, secured by facilities, various maturities | **—** | 136 |
| | **$117,027** | $146,090 |
| Less current portion | **(36,068)** | (32,457) |
| **Long-term Debt** | **$ 80,959** | $113,633 |

| Long-term Debt matures as follows: | |
|---|---|
| 2010 | $ 36,068 |
| 2011 | 30,003 |
| 2012 | 11,837 |
| 2013 | 38,879 |
| 2014 | 240 |
| After 2014 | — |
| | **$117,027** |

The net book value of property securing various long-term debt instruments was $28,305 and $28,841 at December 31, 2009 and 2008, respectively.

The Company's borrowings under short-term credit agreements typically consist of issuances of commercial paper under the trade receivable securitization program and draws against both a revolving credit agreement and bank lines of credit.

The Company has a revolving credit agreement with a group of thirteen banks at an interest rate based on the London Interbank Offered Rate ("LIBOR") that consists of an unsecured $200,000 five-year facility expiring in May 2012. There were no amounts outstanding under this credit agreement at December 31, 2009 and 2008.

At December 31, 2008, the Company had a $215,000 trade receivable securitization program that was scheduled to expire in October 2009. Prior to expiration, the Company amended the program agreement, effective October 9, 2009, to reduce the program to a $100,000 facility that expires in October 2010. The trade receivable securitization program provides for the sale of certain of the Company's trade receivables on a revolving basis to Graybar Commerce Corporation (GCC), a wholly-owned, bankruptcy-remote, special-purpose subsidiary. GCC sells an undivided interest in the trade receivables to an unrelated multi-seller

commercial paper conduit. In the event that a dislocation in the market for the conduit's receivables-backed commercial paper develops and the conduit is unable to purchase the undivided interest offered by GCC, the agent bank for the trade receivable securitization program is obligated to purchase the undivided interest in the trade receivables from GCC under the terms of the program.

The Company accounts for the securitization as an on-balance sheet financing arrangement because the Company has maintained effective control of the trade receivables through a call option that gives GCC the unilateral right to repurchase the undivided interests. Accordingly, the trade receivables and related debt are included in the accompanying consolidated balance sheets. GCC has granted a security interest in its trade receivables to the commercial paper conduit. There were no borrowings outstanding under the trade receivable securitization program at December 31, 2009 and 2008.

At December 31, 2009, the Company had available to it unused lines of credit amounting to $310,504, compared to $427,283 at December 31, 2008. These lines are available to meet the short-term cash requirements of the Company and certain committed lines of credit have annual fees of up to 92 basis points (0.92%) of the committed lines of credit as of December 31, 2009.

Short-term borrowings outstanding during 2009 and 2008 ranged from a minimum of $11,189 and $15,240 to a maximum of $65,858 and $70,028, respectively. The average daily amount of borrowings outstanding under short-term credit agreements during 2009 and 2008 amounted to approximately $18,000 and $23,000 at weighted-average interest rates of 2.19% and 4.61%, respectively. The weighted-average interest rate for amounts outstanding at December 31, 2009 was 2.60%.

The revolving credit agreement, the trade receivable securitization program, and certain other note agreements contain various covenants that limit the Company's ability to make investments, pay dividends, incur debt, dispose of property, and issue equity securities. The Company is also required to maintain certain financial ratios as defined in the agreements. The Company was in compliance with all covenants as of December 31, 2009 and 2008.

The carrying amount of the Company's outstanding long-term, fixed-rate debt exceeded its fair value by $4,590 and $2,741 at December 31, 2009 and 2008, respectively. The fair value of the long-term, fixed-rate debt is estimated by using yields obtained from independent pricing sources for similar types of borrowings. The fair value of the Company's variable-rate short- and long-term debt approximates its carrying value at December 31, 2009 and 2008, respectively.

## 7. PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company has a noncontributory defined benefit pension plan covering substantially all full-time employees. The plan provides retirement benefits based on an employee's final average earnings and years of service. Employees become one hundred percent (100%) vested after five years of service regardless of age. The Company's plan funding policy is to make contributions provided that the total annual contributions will not be less than Employee Retirement Income Security Act (ERISA) and the Pension Protection Act of 2006 minimums or greater than the maximum tax-deductible amount, to review contribution and funding strategy on a regular basis, and to allow discretionary contributions to be made by the Company from time to time. The assets of the defined benefit pension plan are invested primarily in equity and fixed income securities, money market funds, and other investments.

The Company provides certain postretirement health care and life insurance benefits to retired employees. Substantially all of the Company's employees may become eligible for postretirement medical benefits if they reach the age and service requirements of the retiree medical plan and retire on a service pension under the defined benefit pension plan. Benefits are provided through insurance coverage with premiums based on the benefits paid during the year. The Company funds postretirement benefits on a pay-as-you-go basis, and accordingly, there were no assets held in the postretirement benefits plan at December 31, 2009 and 2008.

In September 2006, the FASB issued guidance on accounting and reporting for defined benefit pension and other postretirement benefit plans. This guidance required that a company recognize a net liability or asset, to report the funded status of its defined benefit pension and other postretirement benefit plans on its balance sheet, and measure benefit plan assets and obligations as of the company's balance sheet date. The

guidance became effective for the fiscal year ending after June 15, 2007, for employers, such as the Company, that do not issue publicly-traded securities. At December 31, 2007, the Company adopted this accounting guidance and recorded an after-tax charge to accumulated other comprehensive loss of $73,707.

The guidance also required that the measurement date of the benefit plan assets and obligations be a firm's fiscal year-end, effective for fiscal years ending after December 15, 2008. The Company has, for many years, used its year-end balance sheet date as the benefit plan measurement date and, as a result, the new measurement date requirement did not have an effect on the Company's financial statements in 2008.

The following table sets forth information regarding the Company's pension and other postretirement benefits as of December 31, 2009 and 2008:

| | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| | **2009** | 2008 | **2009** | 2008 |
| Projected benefit obligation | **$(376,651)** | $(356,085) | **$(74,336)** | $(73,143) |
| Fair value of plan assets | **298,352** | 258,701 | **—** | — |
| Funded status | **$ (78,299)** | $ (97,384) | **$(74,336)** | $(73,143) |

The accumulated benefit obligation for the Company's defined benefit pension plan was $309,594 and $281,073 at December 31, 2009 and 2008, respectively.

Amounts recognized in the consolidated balance sheet for the years ended December 31 consist of the following:

| | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| | **2009** | 2008 | **2009** | 2008 |
| Current accrued benefit cost | **$ (600)** | $ (600) | **$ (8,000)** | $ (8,000) |
| Non-current accrued benefit cost | **(77,699)** | (96,784) | **(66,336)** | (65,143) |
| Net amount recognized | **$ (78,299)** | $ (97,384) | **$(74,336)** | $(73,143) |

Amounts recognized in accumulated other comprehensive loss for the years ended December 31, net of tax, consist of the following:

| | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| | **2009** | 2008 | **2009** | 2008 |
| Net actuarial loss | **$ 97,656** | $ 107,253 | **$ 17,656** | $ 16,697 |
| Prior service cost (gain) | **4,974** | 3,775 | **(11,856)** | (14,855) |
| Accumulated other comprehensive loss, net of tax | **$ 102,630** | $ 111,028 | **$ 5,800** | $ 1,842 |

Amounts estimated to be amortized from accumulated other comprehensive loss into net periodic benefit costs in 2010, net of tax, consist of the following:

| | Pension Benefits | Postretirement Benefits |
|---|---|---|
| Net actuarial loss | $7,149 | $ 1,014 |
| Prior service cost (gain) | 935 | (1,332) |
| Accumulated other comprehensive loss, net of tax | $8,084 | $ (318) |

Weighted-average assumptions used to determine the actuarial present value of the pension and postretirement benefit obligations as of December 31 are:

| | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| | **2009** | 2008 | **2009** | 2008 |
| Discount rate | **5.75%** | 6.00% | **5.00%** | 6.00% |
| Rate of compensation increase | **4.00%** | 4.25% | **—** | — |
| Health care cost trend on covered charges | **—** | — | **7% / 5%** | 8% / 5% |

For measurement of the postretirement benefit obligation, a 7.00% annual rate of increase in the per capita cost of covered health care benefits was assumed at December 31, 2009. This rate is assumed to decrease 1.00% per year to 5.00% at January 1, 2012 and to remain at that level thereafter.

The following presents information regarding the plans for the years ended December 31:

| | Pension Benefits | | Postretirement Benefits | |
|---|---|---|---|---|
| | **2009** | 2008 | **2009** | 2008 |
| Employer contributions | **$ 35,097** | $ 54,137 | **$ 8,703** | $ 8,786 |
| Participant contributions | **$ —** | $ — | **$ 2,209** | $ 2,365 |
| Benefits paid | **$ (30,881)** | $ (18,613) | **$(10,912)** | $(11,151) |

The Company expects to make contributions totaling $40,600 to its defined benefit pension plan during 2010.

Estimated future defined benefit pension and other postretirement benefit plan payments to plan participants for the years ending December 31 are as follows:

| Year | Pension Benefits | Postretirement Benefits |
|---|---|---|
| 2010 | $ 25,600 | $ 8,000 |
| 2011 | 27,000 | 7,000 |
| 2012 | 28,000 | 7,000 |
| 2013 | 29,000 | 7,000 |
| 2014 | 30,000 | 7,000 |
| After 2014 | 170,000 | 37,000 |

The investment objective of the Company's defined benefit pension plan is to ensure that there are sufficient assets to fund regular pension benefits payable to employees over the long-term life of the plan. The Company's pension plan seeks to allocate plan assets in a manner that that is closely duration-matched with the actuarial projected cash flow liabilities, consistent with prudent standards for preservation of capital, tolerance of investment risk, and maintenance of liquidity.

Asset allocation information for the pension plan at December 31, 2009 and 2008 is as follows:

| Investment | 2009 Actual Allocation | 2009 Target Allocation Range | 2008 Actual Allocation | 2008 Target Allocation Range |
|---|---|---|---|---|
| Equity securities-US | **7%** | **3-15%** | 12% | 3-15% |
| Equity securities-International | **10%** | **3-15%** | 8% | 3-15% |
| Fixed income investments-US | **63%** | **35-75%** | 50% | 40-80% |
| Fixed income investments-International | **5%** | **3-15%** | 5% | 3-10% |
| Absolute return | **7%** | **5-15%** | 6% | 5-15% |
| Real assets | **5%** | **3-10%** | 7% | 3-10% |
| Private equity | **1%** | **0-3%** | 1% | 0-3% |
| Short-term investments | **2%** | **0-3%** | 11% | 0-3% |
| Total | **100%** | **100%** | 100% | 100% |

The following is a description of the valuation methodologies used for assets held by the pension plan measured at fair value:

### Equity securities

Equity securities and certain commingled equity funds are valued at the closing price reported on the active market on which the individual securities are traded. Other equity mutual funds are valued by the fund manager based on the fair value of the underlying assets held by the fund.

### Fixed income investments

Government, government agency, and certain corporate bonds are valued using the closing price reported on the active market on which the securities are traded. Investments in a mortgage-backed securities fund are valued by the fund manager using models with readily observable market data as inputs, adjusted for potentially lower trading activity in the market for mortgage-backed securities. Commingled institutional fixed income funds are valued by the fund manager based on the fair value of the underlying assets held by the fund.

### Absolute return

Investments in absolute return funds utilize a hedge "fund of funds" approach. Units of the funds are not available on any active exchange. Valuations are based on unobservable inputs and reported at estimated fair value as determined by the fund manager.

### Real Assets

Real asset investments are made primarily in real estate investments trusts and natural resource funds. Fund values are primarily determined by the fund manager and are based on the valuation of the underlying investments, which include inputs such as cost, discounted future cash flows, independent appraisals and market-based comparable data.

### Private equity

Private equity investments are valued by the fund manager based on the fair value of the underlying assets held by the fund.

### Short-term investments

Short-term investments are carried at cost, which approximates fair value, and are listed at Level 3 in the fair value hierarchy since they are not traded on listed exchanges and the valuation methodology uses significant assumptions that are not directly observable.

The methods described above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its pension plan valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy, the pension plan's assets measured at fair value as of December 31, 2009:

| Investment | Quoted Prices in Active Markets for Identical Inputs (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total |
|---|---|---|---|---|
| Equity securities-US | $ 7,069 | $ 14,448 | $ — | $ 21,517 |
| Equity securities-International | — | 29,827 | — | 29,827 |
| Fixed income investments-US | 112,541 | 75,858 | — | 188,399 |
| Fixed income investments-International | — | — | 15,119 | 15,119 |
| Absolute return | — | — | 20,978 | 20,978 |
| Real assets | 3,880 | — | 9,486 | 13,366 |
| Private equity | — | — | 3,317 | 3,317 |
| Short-term investments | — | — | 5,829 | 5,829 |
| Total | $123,490 | $120,133 | $54,729 | $298,352 |

The table below sets forth a summary of changes in the fair value of the pension plan's Level 3 assets for the year ended December 31, 2009:

| | Fixed Income Investments– International | Absolute Return | Real Assets | Private Equity | Short-term investments | Total |
|---|---|---|---|---|---|---|
| Balance, beginning of year | $14,095 | $19,212 | $12,559 | $3,040 | $ 28,330 | $ 77,236 |
| Realized gains (losses) | 7 | (3) | (4) | 96 | — | 96 |
| Unrealized gains (losses) | 1,104 | 1,775 | (3,013) | (341) | — | (475) |
| Purchases, sales, issuances and settlements (net) | (87) | (6) | (56) | 522 | (22,501) | (22,128) |
| Balance, end of year | $15,119 | $20,978 | $ 9,486 | $3,317 | $ 5,829 | $ 54,729 |

There have been no changes in the methodologies used by the Company to determine fair value at December 31, 2009 or 2008.

The Company also provides a defined contribution profit sharing and savings plan covering substantially all of its full-time employees. Annual contributions by the Company to the profit-sharing portion of the plan are at the discretion of management and are generally based on the profitability of the Company. Cost recognized by the Company under the profit-sharing portion of the plan was $27,645, $53,889, and $52,912 for the years ended December 31, 2009, 2008 and 2007, respectively. Employees may also make voluntary contributions to the savings portion of the plan subject to limitations imposed by federal tax law, ERISA and the Pension Protection Act of 2006.

The net periodic benefit cost for the years ended December 31, 2009, 2008, and 2007 included the following components:

| | Pension Benefits | | | Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | **2009** | 2008 | 2007 | **2009** | 2008 | 2007 |
| Service cost | **$ 15,710** | $ 15,019 | $ 14,066 | **$ 1,931** | $ 2,056 | $ 1,899 |
| Interest cost | **21,572** | 20,069 | 17,500 | **4,168** | 4,461 | 4,851 |
| Expected return on plan assets | **(19,495)** | (21,259) | (15,398) | **—** | — | — |
| Amortization of: | | | | | | |
| Net actuarial loss | **10,181** | 9,860 | 10,740 | **1,439** | 2,101 | 2,639 |
| Prior service cost (gain) | **1,248** | 1,262 | 1,158 | **(2,456)** | (2,457) | (2,457) |
| Curtailment loss (gain) | **542** | — | — | **(2,452)** | — | — |
| Net periodic benefit cost | **$ 29,758** | $ 24,951 | $ 28,066 | **$ 2,630** | $ 6,161 | $ 6,932 |

In 2009, as a result of reductions in its workforce, the Company recorded a $(542) curtailment loss and a $2,452 curtailment gain in the income statement for the defined benefit pension plan and postretirement benefits plan, respectively.

Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31 were:

| | Pension Benefits | | | Postretirement Benefits | | |
|---|---|---|---|---|---|---|
| | **2009** | 2008 | 2007 | **2009** | 2008 | 2007 |
| Discount rate | **6.00%** | 6.00% | 6.00% | 6.00% | 5.75% | 5.75% |
| Expected return on plan assets | **6.25%** | 8.00% | 8.00% | — | — | — |
| Rate of compensation increase | **3.80%** | 4.25% | 4.25% | — | — | — |
| Health care cost trend on covered charges | **—** | — | — | 8% / 5% | 9% / 5% | 10% / 5% |

The expected return on plan assets assumption for the defined benefit pension plan is a long-term assumption and was determined after evaluating input from the plan's actuary and pension fund investment advisors, and also considering actual plan experience and historical and anticipated rates of return on the various classes of assets in which the plan invests. The Company has elected to use an expected long-term rate of return on plan assets of 6.25%. The Company anticipates that its investment managers will continue

to generate long-term returns consistent with its assumed rate, despite periodic fluctuations in market performance.

For measurement of the postretirement benefits net periodic cost, an 8.00% annual rate of increase in per capita cost of covered health care benefits was assumed for 2009. The rate was assumed to decrease 1.00% per year to 5.00% at January 1, 2012 and to remain at that level thereafter.

## 8. COMMITMENTS AND CONTINGENCIES

The Company has a lease agreement with an independent lessor, which provides $28,720 of financing for five of the Company's distribution facilities. The agreement carries a five-year term expiring July 2013. The financing structure used with this lease qualifies as a silo of a variable interest entity. In accordance with US GAAP, the Company, as the primary beneficiary, consolidates the silo in its financial statements.

As of December 31, 2009, the consolidated silo included in the Company's consolidated financial statements had a net property balance of $16,299, long-term debt of $27,715, and a noncontrolling interest of $1,005. At December 31, 2008, the consolidated silo included in the Company's consolidated financial statements had a net property balance of $16,862, long-term debt of $27,715, and a noncontrolling interest of $1,005.

Under the terms of the lease agreement, the amount guaranteed by the Company as the residual fair value of the property subject to the lease arrangement was $28,720 at December 31, 2009 and 2008.

Rental expense was $27,185, $29,104 and $27,687 in 2009, 2008, and 2007, respectively. Future minimum rental payments required under operating leases that have either initial or remaining noncancelable lease terms in excess of one year as of December 31, 2009 are as follows:

| For the Years Ending December 31, | Minimum Rental Payments |
|---|---|
| 2010 | $22,910 |
| 2011 | 16,550 |
| 2012 | 12,912 |
| 2012 | 9,520 |
| 2014 | 7,839 |
| After 2014 | 34,433 |

The Company entered into a swap agreement to manage interest rates on amounts due under the lease arrangement discussed above in September 2000. The swap agreement, which expires in July 2013, is based on a notional amount of $28,720. The agreement calls for an exchange of interest payments with the Company receiving payments on a LIBOR-based floating rate and making payments based on a fixed rate of 6.92%. There is no exchange of the notional amount upon which the payments are based. As discussed in Note 2 to the consolidated financial statements, the swap is designated as a completely effective cash flow hedge of the variable interest payments due under the lease. The fair value of the swap was $(4,969) and $(6,402) at December 31, 2009 and 2008, respectively, and is recorded in other current liabilities in the consolidated balance sheet.

The Company and its subsidiaries are subject to various claims, disputes, administrative, and legal matters incidental to the Company's past and current business activities. As a result, contingencies arise resulting from an existing condition, situation, or set of circumstances involving an uncertainty as to the realization of a possible loss.

The Company accounts for loss contingencies in accordance with US GAAP. Estimated loss contingencies are accrued only if the loss is probable and the amount of the loss can be reasonably estimated. With respect to a particular loss contingency, it may be probable that a loss has occurred but the estimate of the loss is a wide range. If the Company deems some amount within the range to be a better estimate than any other amount within the range, that amount shall be accrued. However, if no amount within the range is a better estimate than any other amount, the minimum amount of the range is accrued. While the Company believes that none of these claims, disputes, administrative, and legal matters will have a material adverse effect on its financial position, these matters are uncertain and the Company cannot at this time determine whether

the financial impact, if any, of these matters will be material to its results of operations in the period in which such matters are resolved or a better estimate becomes available.

## 9. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive loss as of December 31 are as follows:

| | **2009** | 2008 |
|---|---|---|
| Currency translation | **$ 8,868** | $ 1,913 |
| Unrealized loss from interest rate swap | **(3,037)** | (3,912) |
| Pension liability | **(102,630)** | (111,028) |
| Postretirement benefits liability | **(5,800)** | (1,842) |
| Accumulated other comprehensive loss | **$(102,599)** | $(114,869) |

## 10. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarterly financial information for 2009 and 2008, adjusted for the declaration of stock dividends of ten percent (10%) and twenty percent (20%) in 2009 and 2008, respectively, is as follows:

| | **2009** | | | |
|---|---|---|---|---|
| **For the Quarter Ended** | March 31, | June 30, | September 30, | December 31, |
| Net sales | $1,057,548 | $1,121,592 | $1,124,107 | $1,074,635 |
| Gross margin | $ 207,239 | $ 217,916 | $ 215,825 | $ 213,970 |
| Net income attributable to the Company | $ 2,485 | $ 8,321 | $ 10,019 | $ 16,452 |
| Net income attributable to the Company per share of common stock (A) | $ 0.23 | $ 0.78 | $ 0.94 | $ 1.55 |

*(A) All periods adjusted for a ten percent (10%) stock dividend declared in December 2009. Prior to these adjustments, the average common shares outstanding for the first, second and third quarters of 2009 were 9,748,124, 9,688,326, and 9,660,951 respectively.*

| | 2008 | | | |
|---|---|---|---|---|
| **For the Quarter Ended** | March 31, | June 30, | September 30, | December 31, |
| Net sales | $1,282,674 | $1,420,719 | $1,449,643 | $1,247,118 |
| Gross margin | $ 251,018 | $ 273,369 | $ 262,318 | $ 258,514 |
| Net income attributable to the Company | $ 18,950 | $ 28,416 | $ 19,571 | $ 20,463 |
| Net income attributable to the Company per share of common stock (B) | $ 1.79 | $ 2.69 | $ 1.85 | $ 1.93 |

*(B) All periods adjusted for a ten percent (10%) stock dividend declared in December 2009 and a twenty percent (20%) stock dividend declared in December 2008. Prior to these adjustments, the average common shares outstanding for the first, second, third, and fourth quarters of 2008 were 8,017,022, 8,005,177, 8,011,426, and 8,022,149, respectively.*

## Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

## Item 9A(T). Controls and Procedures

### Evaluation of Disclosure Controls and Procedures

The Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) are designed to ensure that information required to be disclosed in the reports that the Company files and submits under the Exchange Act is accumulated and communicated to Company management, including the Company's Principal Executive Officer and Principal Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

An evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2009 was performed under the supervision and with the participation of the Company's management. Based on that evaluation, the Company's management, including the Principal Executive Officer and Principal Financial Officer, concluded that the Company's disclosure controls and procedures were effective as of December 31, 2009 to ensure that information required to be disclosed in the reports filed or submitted by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms.

Management of the Company, including its Principal Executive Officer and Principal Financial Officer, does not expect that its disclosure controls will prevent or detect all errors. A control system, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance that the control system's objective will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, have been detected. These inherent limitations include the realities that disclosure requirements may be misinterpreted and judgments in decision-making may be inexact.

### Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management of the Company conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in *Internal Control – Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that evaluation, management of the Company concluded that the Company's internal control over financial reporting was effective as of December 31, 2009.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

### Changes in Internal Control Over Financial Reporting

There were no changes in the Company's internal control over financial reporting that have occurred during the Company's last fiscal quarter that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

## Item 9B. Other Information

Not applicable.

# PART III

## Item 10. Directors, Executive Officers and Corporate Governance

The information with respect to the directors of the Company required to be included pursuant to this Item 10 will be included under the caption "Proposal 1 – Nominees for Election as Directors" and "Information About the Board of Directors and Corporate Governance Matters" in the Company's Information Statement relating to the 2010 Annual Meeting (the "Information Statement") to be filed with the SEC pursuant to Rule 14c-5 under the Exchange Act, and is incorporated herein by reference.

Certain information regarding executive officers required by this Item is set forth as a Supplementary Item at the end of Part I hereof.

The information with respect to the Company's audit committee and audit committee financial expert, and nominating committee required to be included pursuant to this Item 10 will be included under the caption "Information About the Board of Directors and Corporate Governance Matters" in the Company's Information Statement and is incorporated herein by reference.

The Company has adopted a code of ethics that applies to the Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer ("Covered Officers"). This code of ethics is appended to the Company's business conduct guidelines for all employees. The business conduct guidelines and specific code for Covered Officers may be accessed at the "About Us" page under "Code of Ethics" at the Company's website at http://www.graybar.com and is also available in print without charge upon written request addressed to the Secretary of the Company at its principal executive offices.

## Item 11. Executive Compensation

The information with respect to executive compensation, the Company's advisory compensation committee, and the compensation committee interlocks and insider participation required to be included pursuant to this Item 11 will be included under the captions "Information About the Board of Directors and Corporate Governance Matters" and "Compensation Discussion and Analysis" in the Information Statement and is incorporated herein by reference.

## Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information with respect to the security ownership of beneficial owners of more than five percent (5%) of the Common Stock and of directors and executive officers of the Company required to be included pursuant to this Item 12, will be included under the captions "Beneficial Ownership of More Than 5% of the Outstanding Common Stock" and "Beneficial Ownership of Management" in the Information Statement and is incorporated herein by reference.

## Item 13. Certain Relationships and Related Transactions, and Director Independence

At the date of this report, other than as described under the caption "Transactions with Director" in the Information Statement, there are no reportable transactions, business relationships or indebtedness of the type required to be included pursuant to this Item 13 between the Company and the beneficial owner of more than five percent (5%) of the Common Stock, the directors or nominees for director of the Company, the executive officers of the Company or the members of the immediate families of such individuals. If there is any change in that regard prior to the filing of the Information Statement, such information will be included under such caption in the Information Statement and shall be incorporated by reference.

The information with respect to director independence and to corporate governance required to be included pursuant to this Item 13 will be included under the caption "Proposal 1: Nominees for Election as Directors" and "Information about the Board of Directors and Corporate Governance Matters" in the Information Statement and is incorporated herein by reference.

## Item 14. Principal Accounting Fees and Services

The information with respect to principal accounting fees and services required to be included pursuant to this Item 14 will be included under the caption "Relationship with Independent Registered Public Accounting Firm" in the Company's Information Statement and is incorporated herein by reference.

# PART IV

## Item 15. Exhibits, Financial Statement Schedules

**(a) Documents filed as part of this report:**

The following financial statements and Report of Independent Registered Public Accounting Firm are included on the indicated pages in this 2009 Annual Report on Form 10-K.

1. **Index to Financial Statements**

(i) Consolidated Statements of Income for each of the three years ended December 31, 2009 (page 24).

(ii) Consolidated Balance Sheets, as of December 31, 2009 and 2008 (page 25).

(iii) Consolidated Statements of Cash Flows for each of the three years ended December 31, 2009 (page 26).

(iv) Consolidated Statements of Changes in Shareholders' Equity for each of the three years ended December 31, 2009 (page 27).

(v) Notes to Consolidated Financial Statements (pages 28 to 44).

(vi) Report of Independent Registered Public Accounting Firm (page 23).

2. **Index to Financial Schedules**

All schedules are omitted because of the absence of the conditions under which they are required or because the required information is set forth in the financial statements and the accompanying notes thereto.

3. **Exhibits**

The following exhibits required to be filed as part of this Annual Report on Form 10-K have been included:

(3) (i) Articles of Incorporation

(a) Restated Certificate of Incorporation, as amended, filed as Exhibit 4(i) to the Company's Registration Statement on Form S-1 (Registration No. 333-15761) filed with the United States Securities and Exchange Commission (the 'Commission") on November 7, 1996 and incorporated herein by reference.

(b) Certificate of Amendment of Certificate of Incorporation, filed as Exhibit 4(ii) to the Company's Registration Statement on Form S-2 (Registration No. 333-118575) filed with the Commission on August 26, 2004 and incorporated herein by reference.

(ii) Bylaws

(a) By-laws as amended through December 10, 2009 filed as Exhibit (3)(ii) to the Company's Current Report on Form 8-K dated December 16, 2009 (Commission File No. 000-00255) and incorporated herein by reference.

(4) and (9) Voting Trust Agreement

Voting Trust Agreement dated as of March 16, 2007, a form which is attached as Annex A to the Prospectus dated January 18, 2007, constituting a part of the Company's Registration Statement on Form S-1 (Registration No. 333-139992) filed on January 16, 2007 and incorporated herein by reference.

The Company hereby agrees to furnish to the Commission upon request a copy of each instrument omitted pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K.

(10) Material contracts.

(i) Management Incentive Plan, filed as Exhibit 4(a)(1) to the Annual Report on Form 10-K for the year ended December 31, 1972 (Commission File No. 000-00255), as amended by the Amendment effective January 1, 1974, filed as Exhibit 13-c to the Registration Statement on Form S-1 (Registration No. 2-51832), the Amendment effective January 1, 1977, filed as Exhibit 13(d) to the Registration Statement on Form S-1 (Registration No. 2-59744), and the Amendment effective January 1, 1980, filed as Exhibit 5(f) to the Registration Statement on Form S-7 (Registration No. 2-68938) and incorporated herein by reference.*

(ii) Graybar Electric Company, Inc. Supplemental Benefit Plan, amended and restated, entered into between the Company and certain employees effective January 1, 2009, filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated December 11, 2008 (Commission File No. 000-00255) and incorporated herein by reference.*

(iii) Form of Deferral Agreement under Graybar Electric Company, Inc. Supplemental Benefit Plan, filed as Exhibit 99.2 to the Company's Current Report on Form 8-K dated December 11, 2008 (Commission File No. 000-00255) and incorporated herein by reference.*

(iv) Receivables Sale Agreement, dated June 30, 2000, between Graybar Electric Company, Inc. and Graybar Commerce Corporation filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2003 (Commission File No. 000-00255) and incorporated herein by reference; Amendment to Receivables Sale Agreement, dated August 15, 2006, filed as Exhibit 10(x) to the Company's Registration Statement on Form S-1 (Registration No. 333-137249) and incorporated herein by reference.

(v) Receivables Purchase Agreement, dated June 30, 2000, among Graybar Commerce Corporation, as Seller, Graybar Electric Company, Inc., as Servicer, Falcon Asset Securitization Corporation and Bank One, NA, as Agent, and other financial institutions named therein, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ending June 30, 2003 (Commission File No. 000-00255); Amendment to Receivables Purchase Agreement dated July 12, 2000, filed as Exhibit 10(xi) to the Company's Registration Statement on Form S-1/A, filed on October 24, 2006 (Registration No. 333-137249); Amendments to Receivables Purchase Agreement dated January 1, 2001, June 22, 2001, August 29, 2001, October 26, 2001, December 31, 2001, October 23, 2002, and December 23, 2002, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2003 (Commission File No. 000-00255) and incorporated herein by reference; Amendment to Receivables Purchase Agreement dated October 22, 2003, filed as Exhibit 10(v) to the Company's Registration Statement on Form S-2 (Registration No. 333-118575) and incorporated herein by reference; Amendment to Receivables Purchase Agreement, dated September 26, 2005, filed as Exhibit 10(v) to the Company's Annual Report

on Form 10-K for the year ended December 31, 2005; Amendment to Receivables Purchase Agreement dated August 15, 2006, filed as Exhibit 10(ix) to the Company's Registration Statement on Form S-1 (Registration No. 333-137249) and incorporated herein by reference; Amendment to Receivables Purchase Agreement dated September 25, 2009, and signed September 30, 2009, filed as Exhibit 10(v) to the Company's Current Report on Form 8-K filed October 6, 2009 (Commission File No. 000-00255) and incorporated herein by reference; Amendment to Receivables Purchase Agreement dated October 9, 2009, and signed October 14, 2009, filed as Exhibit 10 to the Company's Current Report on Form 8-K filed October 15, 2009 (Commission File No. 000-00255) and incorporated herein by reference.

(vi) Five-Year Credit Agreement, dated May 8, 2007, among Graybar Electric Company, Inc., Bank of America N.A., as Agent, and other banks named therein, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2007 (Commission File No. 000-00255) and incorporated herein by reference.

**Compensation arrangement*

(21) List of subsidiaries of the Company

(31.1) Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 – Principal Executive Officer.

(31.2) Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 – Principal Financial Officer.

(32.1) Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Principal Executive Officer.

(32.2) Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Principal Financial Officer.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, as of the 9th day of March 2010.

GRAYBAR ELECTRIC COMPANY, INC.

By /s/ R. A. REYNOLDS, JR.
(R. A. Reynolds, Jr.,
*Chairman of the Board and President)*

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant in the capacities indicated, on March 9, 2010.

| Signature | Capacity |
|---|---|
| /s/ R. A. REYNOLDS, JR.<br>(R. A. Reynolds, Jr.) | *Director, Chairman of the Board and President (Principal Executive Officer)* |
| /s/ D. B. D'ALESSANDRO<br>(D. B. D'Alessandro) | *Director (Principal Financial Officer)* |
| /s/ MARTIN J. BEAGEN<br>(Martin J. Beagen) | *Vice President and Controller (Principal Accounting Officer)* |
| /s/ R. A. COLE<br>(R. A. Cole) | *Director* |
| /s/ M. W. GEEKIE<br>(M. W. Geekie) | *Director* |
| /s/ L. R. GIGLIO<br>(L. R. Giglio) | *Director* |
| /s/ T. S. GURGANOUS<br>(T. S. Gurganous) | *Director* |
| /s/ R. R. HARWOOD<br>(R. R. Harwood) | *Director* |
| /s/ F. H. HUGHES<br>(F. H. Hughes) | *Director* |
| /s/ R. C. LYONS<br>(R. C. Lyons) | *Director* |
| /s/ K. M. MAZZARELLA<br>(K. M. Mazzarella) | *Director* |

| /s/ R. D. OFFENBACHER | Director |
| --- | --- |
| (R. D. Offenbacher) | |
| /s/ B. L. PROPST | Director |
| (B. L. Propst) | |
| /s/ K. B. SPARKS | Director |
| (K. B. Sparks) | |

# EXHIBIT INDEX

**Exhibits**

(3) (i) Articles of Incorporation

(a) Restated Certificate of Incorporation, as amended, filed as Exhibit 4(i) to the Company's Registration Statement on Form S-1 (Registration No. 333-15761) filed with the Commission on November 7, 1996 and incorporated herein by reference.

(b) Certificate of Amendment of Certificate of Incorporation, filed as Exhibit 4(ii) to the Company's Registration Statement on Form S-2 (Registration No. 333-118575) filed with the Commission on August 26, 2004 and incorporated herein by reference.

(ii) Bylaws

(a) By-laws as amended through December 10, 2009 filed as Exhibit(3)(ii) to the Company's Current Report on Form 8-K dated December 16, 2009 (Commission File No. 000-00255) and incorporated herein by reference.

(4) and (9) Voting Trust Agreement

Voting Trust Agreement dated as of March 16, 2007, a form which is attached as Annex A to the Prospectus, dated January 18, 2007, constituting a part of the Company's Registration Statement on Form S-1 (Registration No. 333-139992) filed on January 16, 2007 and incorporated herein by reference.

The Company hereby agrees to furnish to the Commission upon request a copy of each instrument omitted pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K.

(10) Material contracts.

(i) Management Incentive Plan, filed as Exhibit 4(a)(1) to the Annual Report on Form 10-K for the year ended December 31, 1972 (Commission File No. 000-00255), as amended by the Amendment effective January 1, 1974, filed as Exhibit 13-c to the Registration Statement on Form S-1 (Registration No. 2-51832), the Amendment effective January 1, 1977, filed as Exhibit 13(d) to the Registration Statement on Form S-1 (Registration No. 2-59744), and the Amendment effective January 1, 1980, filed as Exhibit 5(f) to the Registration Statement on Form S-7 (Registration No. 2-68938) and incorporated herein by reference.*

(ii) Graybar Electric Company, Inc. Supplemental Benefit Plan, amended and restated, entered into between the Company and certain employees effective January 1, 2009, filed as Exhibit 99.1 to the Company's Current Report on Form 8-K dated December 11, 2008 (Commission File No. 000-00255) and incorporated herein by reference.*

(iii) Form of Deferral Agreement under Graybar Electric Company, Inc. Supplemental Benefit Plan, filed as Exhibit 99.2 to the Company's Current Report on Form 8-K dated December 11, 2008 (Commission File No. 000-00255) and incorporated herein by reference.*

(iv) Receivables Sale Agreement, dated June 30, 2000, between Graybar Electric Company, Inc. and Graybar Commerce Corporation filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2003 (Commission File No. 000-00255) and incorporated herein by reference; Amendment to Receivables Sale Agreement, dated August 15, 2006, filed as Exhibit 10(x) to the Company's Registration Statement on Form S-1 (Registration No. 333-137249) and incorporated herein by reference.

(v) Receivables Purchase Agreement, dated June 30, 2000, among Graybar Commerce Corporation, as Seller, Graybar Electric Company, Inc., as Servicer, Falcon Asset Securitization Corporation and Bank One, NA, as Agent, and other financial institutions named therein, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ending June 30, 2003 (Commission File No. 000-00255); Amendment to Receivables Purchase Agreement dated July 12, 2000, filed as Exhibit 10(xi) to the Company's Registration Statement on Form S-1/A, filed on October 24, 2006 (Registration No. 333-137249); Amendments to Receivables Purchase Agreement dated January 1, 2001, June 22, 2001, August 29, 2001, October 26, 2001, December 31, 2001, October 23, 2002, and December 23, 2002, filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2003 (Commission File No. 000-00255) and incorporated herein by reference; Amendment to Receivables Purchase Agreement dated October 22, 2003, filed as Exhibit 10(v) to the Company's Registration Statement on Form S-2 (Registration No. 333-118575) and incorporated herein by reference; Amendment to Receivables Purchase Agreement, dated September 26, 2005, filed as Exhibit 10(v) to the Company's Annual Report on Form 10-K for the year ended December 31, 2005; Amendment to Receivables Purchase Agreement dated August 15, 2006, filed as Exhibit 10(ix) to the Company's Registration Statement on Form S-1 (Registration No. 333-137249) and incorporated herein by reference; Amendment to Receivables Purchase Agreement dated September 25, 2009, and signed September 30, 2009, filed as Exhibit 10(v) to the Company's Current Report on Form 8-K filed October 6, 2009 (Commission File No. 000-00255) and incorporated herein by reference; Amendment to Receivables Purchase Agreement dated October 9, 2009, and signed October 14, 2009, filed as Exhibit 10 to the Company's Current Report on Form 8-K filed October 15, 2009 (Commission File No. 000-00255) and incorporated herein by reference.

(vi) Five-Year Credit Agreement, dated May 8, 2007, among Graybar Electric Company, Inc., Bank of America N.A., as Agent, and other banks named therein, filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended March 31, 2007 (Commission File No. 000-00255) and incorporated herein by reference.

* *Compensation arrangement*

(21) List of subsidiaries of the Company

(31.1) Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 – Principal Executive Officer.

(31.2) Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 – Principal Financial Officer.

(32.1) Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Principal Executive Officer.

(32.2) Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 – Principal Financial Officer.

**EXHIBIT 21**

GRAYBAR ELECTRIC COMPANY, INC.

LIST OF SUBSIDIARIES

Graybar International, Inc., a Missouri corporation

Graybar Financial Services, Inc., a Missouri corporation

Graybar Electric Limited, a Nova Scotia corporation

Graybar Canada Limited, a Nova Scotia corporation

Graybar Services, Inc., an Illinois corporation

Distribution Associates, Inc., a Missouri corporation

Graybar Business Services, Inc., a Missouri corporation

Graybar Electric Canada Limited, a Nova Scotia corporation

Graybar Commerce Corporation, a Delaware corporation

Commonwealth Controls Corporation, a Missouri corporation

Graybar Newfoundland Limited, a Newfoundland and Labrador corporation

**Exhibit 31.1**

**CERTIFICATION**

I, Robert A. Reynolds, Jr. certify that:

1) I have reviewed this annual report on Form 10-K of Graybar Electric Company, Inc.;
2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 9, 2010

/s/ ROBERT A. REYNOLDS, JR.

Robert A. Reynolds, Jr.
*President and Principal Executive Officer*

**Exhibit 31.2**

## CERTIFICATION

I, D. Beatty D'Alessandro, certify that:

1) I have reviewed this annual report on Form 10-K of Graybar Electric Company, Inc.;
2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 9, 2010

/s/ D. BEATTY D'ALESSANDRO

D. Beatty D'Alessandro
*Senior Vice President and*
*Principal Financial Officer*

**Exhibit 32.1**

**CERTIFICATION PURSUANT TO**
**18 U.S.C SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, Robert A. Reynolds, Jr., President and Principal Executive Officer of Graybar Electric Company, Inc. (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

(1) The Annual Report on Form 10-K of the Company for the annual period ended December 31, 2009 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ ROBERT A. REYNOLDS, JR.

Robert A. Reynolds, Jr.
*President and Principal Executive Officer*

March 9, 2010

**Exhibit 32.2**

**CERTIFICATION PURSUANT TO**
**18 U.S.C SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

I, D. Beatty D'Alessandro, Senior Vice President and Principal Financial Officer of Graybar Electric Company, Inc. (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350, that:

(1) The Annual Report on Form 10-K of the Company for the annual period ended December 31, 2009 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ D. BEATTY D'ALESSANDRO

D. Beatty D'Alessandro
*Senior Vice President and*
*Principal Financial Officer*

March 9, 2010




(End of Annual Report on Form 10-K
for the fiscal year ended December 31, 2009)

# Management as of December 31, 2009

### New York District

Christopher O. Olsen
District Vice President

Robert L. Gibson
Director, Electrical Sales

Richard S. King
Director, Comm/Data Sales

Joseph M. Sabatino
Director, Operations

Timothy D. Birky
Director, Finance

Lenore Khoubesserian
District Human Resources Manager

### Boston District

Peter R. Elkas
District Vice President

Patrick S. Davis
Director, Electrical Sales

Todd M. McDonough
Director, Comm/Data Sales

Gerald G. Pollick
Director, Operations

Joseph P. Peduto
Director, Finance

Kenneth M. Bleakney
District Human Resources Manager

### Pittsburgh District

Steven M. Schooley
District Vice President

J. Chris Butt
Director, Electrical Sales

Steven M. Stone
Director, Comm/Data Sales

C. Robert Smith
Director, Operations

Peter M. Wingrove
Director, Finance

Bryan C. Scott
District Human Resources Manager

### Atlanta District

Joseph F. LaMotte
District Vice President

Nathan W. Decker
Director, Electrical Sales

Thomas G. Karrenbauer
Director, Comm/Data Sales

Bertie M. Wilson
Director, Operations

John P. Kahne
Director, Finance

Reyne J. Boik
District Human Resources Manager

### Richmond District

Thomas S. Gurganous
District Vice President

Lindsey G. Darnell
Director, Electrical Sales

Andrew E. Ciccone
Director, Electrical Sales

Thomas R. Moore
Director, Comm/Data Sales

Gregory T. Hochheiser
Director, Comm/Data Sales

David K. Ange
Director, Operations

Roderick A. Morgan
Director, Finance

Vicki L. Hall
District Human Resources Manager

### Tampa District

Robert C. Lyons
District Vice President

David L. Schwichtenberg
Director, Electrical Sales

Edward G. Duda
Director, Comm/Data Sales

Dale J. Thayer, Jr.
Director, Operations

Scott W. Sinning
Director, Finance

Joe B. Contreras
District Human Resources Manager

### Chicago District

Richard A. Cole
District Vice President

Thomas G. Pratt
Director, Electrical Sales

Richard H. Harvey
Director, Comm/Data Sales

Martin A. Aske
Director, Operations

Steven R. Bourbeau
Director, Finance

Kimberly V. Morris-Woodfork
District Human Resources Manager

### Minneapolis District

G. William Keller
District Vice President

Ellen S. Rebne
Director, Comm/Data Sales

Jamie L. Phillips
Director, Operations

Allan J. Riel
Director, Finance

Cindy A. Paschke
District Human Resources Manager

### St. Louis District

Michael C. Dumas
District Vice President

David J. Moeller
Director, Electrical Sales

William P. Mansfield
Director, Comm/Data Sales

Susan M. Palmer
Director, Operations

Gregory W. Cunningham
Director, Finance

John C. Herbert
District Human Resources Manager

### Dallas District

Randall R. Harwood
District Vice President

Daryl R. Gough
Director, Electrical Sales

Philip J. Harvatin
Director, Comm/Data Sales

Dori A. Moore
Director, Operations

Darryl B. Bain
Director, Finance

Grady N. Norton
District Human Resources Manager

### Seattle District

Kenneth B. Sparks
District Vice President

Kirk A. Snure
Director, Electrical Sales

Christopher A. Borel
Director, Comm/Data Sales

John C. Fischer
Director, Operations

Paul A. Hansen
Director, Finance

Robert B. Honey
District Human Resources Manager

### Phoenix District

Craig M. Mead
District Vice President

Tyler J. Gibson
Director, Electrical Sales

Andrew M. Roth
Director, Comm/Data Sales

Shayne P. Jones
Director, Operations

Kevin D. Cook
Director, Finance

Rita A. Sandoval
District Human Resources Manager

### California District

David G. Maxwell
District Vice President

Stephen R. Cray
Director, Electrical Sales

Jamie D. Thompson
Director, Electrical Sales

David A. Bender
Director, Comm/Data Sales

Jeffrey C. Netherton
Director, Operations

Richard T. Birkett
Director, Finance

Karen D. Broadwater
District Human Resources Manager

### Graybar Canada

Frank H. Hughes
President and Chief Executive Officer

Brian D. Thomas
Vice President, Electrical Business

Faye M. Coady
Vice President, Comm/Data Business

Michael E. Williamson
Vice President, Comptroller

Mark C. Kehoe
Director, Human Resources

# Locations as of December 31, 2009

## Corporate Offices

**Corporate Headquarters**
34 North Meramec Avenue
St. Louis, Missouri 63105
314 573-9200

**Centerpoint**
11885 Lackland Road
St. Louis, Missouri 63146
314 573-5700

**Bel Ridge**
8170 Lackland Road
Bel Ridge, Missouri 63114
314 573-2000

## New York District

105 Fieldcrest Avenue
Suite 207
Edison, New Jersey 08837
973 404-5555

**BRANCHES**

**New York:**
Albany, Garden City

**New Jersey:**
Hackettstown, Hamilton, Teterboro, Wanamassa

**Pennsylvania:**
Allentown, Harrisburg, Philadelphia

**Delaware:**
New Castle

**SERVICE CENTER**
Carteret, New Jersey

## Boston District

345 Harrison Avenue
Boston, Massachusetts 02118
617 406-5000

**BRANCHES**

**Rhode Island:**
Cranston

**Massachusetts:**
Somerville, West Springfield, Worcester

**Maine:**
Portland

**New Hampshire:**
Manchester

**Vermont:**
Rutland, Burlington

**Connecticut:**
Wallingford, Hartford

**SERVICE CENTER**
Taunton, Massachusetts

## Pittsburgh District

900 Ridge Avenue
Pittsburgh, Pennsylvania 15212
412 323-5200

**BRANCHES**

**Kentucky:**
Lexington, Louisville

**Ohio:**
Akron, Canton, Cincinnati, Cleveland, Columbus, Dayton, Lima, Mansfield, Toledo, Youngstown

**Pennsylvania:**
Erie, Greensburg

**West Virginia:**
Charleston, Wheeling

**New York:**
Buffalo, Rochester, Syracuse

## Atlanta District

2050 Nancy Hanks Drive
Norcross, Georgia 30071
770 441-5580

**BRANCHES**

**Georgia:**
Augusta, Cartersville, Fayetteville, Marietta, Savannah

**Alabama:**
Birmingham, Huntsville, Mobile

**South Carolina:**
Columbia, Greenville, Hilton Head, Spartanburg

**Tennessee:**
Chattanooga, Clarksville, Knoxville, Nashville

**Florida:**
Pensacola

**Mississippi:**
Gulfport, Jackson

## Richmond District

1510 Tomlynn Street
Richmond, Virginia 23230
804 354-1300

**BRANCHES**

**Virginia:**
Hampton, Norfolk, Roanoke, Sterling, Commonwealth Controls-Richmond

**North Carolina:**
Asheville, Charlotte, Greensboro, Monroe, Raleigh, Wilmington, Winston-Salem

**South Carolina:**
Rock Hill

**Tennessee:**
Bristol

**Maryland:**
Baltimore, Lanham

**SERVICE CENTER**
Charlotte, North Carolina

## Tampa District

9404 Camden Field Parkway
Riverview, Florida 33578
813 984-3100

**BRANCHES**

**Florida:**
Daytona Beach, Fort Myers, Fort Pierce, Gainesville, Jacksonville, Lakeland, Melbourne, Miami, Naples, Orlando, Panama City, Pinellas, Pompano Beach, Port Charlotte, Sarasota, Tallahassee, Tampa, West Palm Beach

**SERVICE CENTER**
Riverview, Florida

## Chicago District

900 Regency Drive
Glendale Heights,
Illinois 60139
630 893-3600

**BRANCHES**

**Illinois:**
Chicago Downtown, East Peoria, Naperville

**Indiana:**
Fort Wayne, Hammond, Indianapolis, South Bend

**Michigan:**
Belleville, East Livonia, Flint, Grand Rapids, Lansing

**Iowa:**
Cedar Rapids, Davenport

**Wisconsin:**
Madison, Racine, West Allis

## Minneapolis District

2300 East 25th Street
Minneapolis, Minnesota 55406
612 721-3545

**BRANCHES**

**Minnesota:**
Duluth, Hibbing, Mankato, Plymouth, Rochester, St. Cloud, St. Paul

**North Dakota:**
Fargo

**South Dakota:**
Brookings, Sioux Falls

**Wisconsin:**
Green Bay, Manitowoc, Marinette, Stevens Point

**Iowa:**
Des Moines

# Locations continued

### St. Louis District

8170 Lackland Road
Bel Ridge, Missouri 63114
314 573-2000

**BRANCHES**

**Missouri:**
Jefferson City, Kansas City, Springfield

**Kansas:**
Wichita

**Nebraska:**
Omaha

**Tennessee:**
Jackson, Memphis

**Arkansas:**
Conway, Little Rock, Springdale

**Indiana:**
Evansville

**Oklahoma:**
Oklahoma City, Tulsa

**Illinois:**
Collinsville

### Dallas District

4601 Cambridge Road
Ft. Worth, Texas 76155
817 213-1300

**BRANCHES**

**Texas:**
Abilene, Amarillo, Austin, Beaumont, Corpus Christi, Dallas (Royal Lane Counter), Freeport, Houston, San Antonio

**Louisiana:**
Baton Rouge, Lake Charles, New Orleans, Shreveport

### Seattle District

1919 Sixth Avenue South
Seattle, Washington 98134
206 292-4848

**BRANCHES**

**Washington:**
Everett, Kent, Spokane, Tacoma

**Oregon:**
Eugene, Medford, Portland

**Idaho:**
Boise

**Alaska:**
Anchorage, Fairbanks

**Montana:**
Billings

**Hawaii:**
Honolulu

### Phoenix District

3350 West Earll Drive
Phoenix, Arizona 85017
602 269-2131

**BRANCHES**

**Arizona:**
Mesa, Peoria, Tucson

**Colorado:**
Aurora, Colorado Springs, Denver

**New Mexico:**
Albuquerque

**Texas:**
El Paso

**Nevada:**
Las Vegas

**Utah:**
Salt Lake City

### California District

383 South Cheryl Lane
City of Industry,
California 91789
909 451-4300

**BRANCHES**

**California:**
Anaheim, Bakersfield, Costa Mesa, Dublin, Fresno, Long Beach, Los Angeles, Martinez, Modesto, Rancho Cordova, Sacramento, San Bernardino, San Diego, San Francisco, San Jose, San Marcos, Santa Barbara, Santa Rosa, Van Nuys

**Nevada:**
Sparks

**SERVICE CENTER**

Hayward, California

## Zone Warehouses

### Austell Zone

Woodlands Business Park
Building 100
8180 Troon Circle
Austell, Georgia 30168
678 945-9970

### Fresno Zone

4401 East Central Avenue
Fresno, California 93725
559 264-2393

### Joliet Zone

1700 Crossroad Drive
Joliet, Illinois 60431
815 741-4660

### Richmond Zone

2501 Distribution Drive
Richmond, Virginia 23231
804 521-6800

### Springfield Zone

1904 N. LeCompte
Building #12
Springfield, Missouri 65802
417 864-4955

### Stafford Zone

13131 North Promenade Blvd.
Stafford, Texas 77477
281 340-5500

### Youngstown Zone

1100 Ohio Works Drive
Youngstown, Ohio 44510
330 799-3220

## International Locations

### Graybar Canada

3600 Joseph Howe Dr.
Halifax, Nova Scotia, Canada
B3L 4H7
902 457-8787

**BRANCHES**

**Ontario:**
Guelph, Hamilton, Kitchener, Markham, Mississauga, Niagara Falls, Ottawa, Windsor

**Nova Scotia:**
Bridgewater, Dartmouth, Halifax, Kentville, New Glasgow, Sydney, Truro, Yarmouth

**Prince Edward Island:** Charlottetown

**New Brunswick:**
Bathurst, Florenceville, Fredericton, Moncton, Saint John

**Newfoundland and Labrador:** Corner Brook, Grand Falls-Windsor, St. John's, Wabush

**Alberta:**
Calgary

**British Columbia:**
Vancouver

### Graybar Puerto Rico

Besthree Building A,
LMM Airport Cargo Area – Base Muniz
Carolina, Puerto Rico 00979
787 622-2255

Design: Falk Harrison, St. Louis, Missouri – www.falkharrison.com







Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
www.fsc.org Cert no. SW-COC-002105
© 1996 Forest Stewardship Council






Graybar
COUNTER
SERVICE
saves
TIME and MONEY
BETTER STOCKS
WIDER SELECTION
FASTER DELIVERY









Graybar Electric Company, Inc. ■ 34 North Meramec Avenue ■ St. Louis, Missouri 63105






























